SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

September 14, 2017

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Materials for the Annual General Meeting of Shareholders.

Rosh Ha’ayin, Israel
September 14, 2017

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Annual General Meeting (the “AGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on Tuesday, October 24, 2017 at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2016, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2016;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2016 and the report of the Board of Directors for such period;

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Ori Yaron, Mr. Yehuda Saban,Mr. Arie (Arik) Steinberg and Mr. Barak Pridor (the "Appointed Directors"); to approve the compensation of several directors; to approve that these directors will continue to benefit from the Company's existing D&O insurance policy; to approve that the directors who have indemnification and release letters will continue to benefit from the indemnification and release thereunder;

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter is required for the approval of any of items 1, 4(i) and 4(iii) on the agenda. No vote is required in connection with the discussion of items 2-3 on the agenda.

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of any of item 4(ii), provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”), including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Only shareholders of record at the close of business on September 19, 2017 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, state that shareholders who will not attend the AGM in person may vote with respect to item 4 on the agenda by completing the second part of the Hebrew form of the Deed of Vote (ktav hatzba'a). For the shareholders' convenience, items 1-3 and on the agenda are also included in the Deed of Vote (although said items are not subject to the provisions of such regulations), and an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hoda'at emda) to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the address stated above) in respect of item 4 on the agenda, no later than ten (10) days before the AGM meeting date (October 14, 2017). The deadline for submission of the Board of Directors’ response to such position notices is October 19, 2017. Changes to the AGM agenda may be made after the filing of the Deed of Vote, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than September 21, 2017 (seven (7) days following the date of filing the attached Proxy Statement), all in accordance with an amendment to the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 28, 2017. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Hebrew form of the Deed of Vote, the amended agenda and the amended Deed of Vote (both, if any) and position notices are or will be available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and an English convenience translation of the documents is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the AGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote distributed herewith (or the amended Deed of Vote, if any) (either the Hebrew or the English version) and to return it promptly (and in any event at least four (4) hours prior to the time of the AGM) to the Company at its address above or use the electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than four (4) hours before the time fixed for the AGM. The shareholders are requested to vote only once, either by sending the Deed of Vote (the Hebrew version or the English version, but not both) or by electronic voting. If a shareholder votes both ways, the vote shall be disqualified.

- ii -

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least four (4) hours prior to the time of the AGM. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the AGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned to Tuesday, October 31, 2017, at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) (or the amended Deed of Vote, if any) and the Position Notices (hodaot emda) (if any).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the AGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote (or the amended Deed of Vote, if any) and to the Position Notices (if any) posted on the Israel Securities Authority website, unless the shareholder notified that he is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following prior coordination at telephone number +972-54-7814191.

By Order of the Board of Directors Hadar Vismunski-Weinberg, Adv. Company Secretary

- iii -

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 4810302, Israel

     PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Annual General Meeting (the “AGM”), to be held on  Tuesday, October 24, 2017 commencing at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2016, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2016;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2016 and the report of the Board of Directors for such period; and

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Ori Yaron, Mr. Yehuda Saban,Mr. Arie (Arik) Steinberg and Mr. Barak Pridor (the "Appointed Directors"); to approve the compensation of several directors; to approve that these directors will continue to benefit from the Company's existing D&O insurance policy; and to approve that the directors who have indemnification and release letters will continue to benefit from the indemnification and release thereunder;

A form of a Deed of Vote (Hebrew and English versions) for use at the AGM (either the Hebrew or the English version) is distributed herewith (or an amended Deed of Vote (if any) will be filed). With respect to Item 4 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the AGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the Hebrew or the English version distributed herewith (or the amended Deed of Vote, if any), if properly executed and delivered to the Company at the address above at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the afore-mentioned Hebrew version of the Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of the Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of the Deed of Vote (the Hebrew version or the English version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company Secretary), the vote shall be disqualified.

Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 19, 2017 will be entitled to participate in and vote at the AGM. Proxies are being distributed to shareholders on or about September 14, 2017; however, certain of our officer holders, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On September 13, 2017, the Company had outstanding 169,468,796 Ordinary Shares, excluding 1,353,999 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

Registered joint holders of shares should take note that, pursuant to the Company's Articles of Association, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

* * * * *

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ITEMS 1 AND 2

RE-APPOINTMENT OF AUDITOR AND DISCUSSION OF ITS REMUNERATION

Under the Israeli Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and the Board of Directors is authorized to determine the auditor’s remuneration. Under the Company’s Articles of Association, the Board of Directors is required to report the auditor’s remuneration to the shareholders and the shareholders are required to discuss that report. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

The Audit Committee has approved, and the Board of Directors has recommended, to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group (“Kesselman & Kesselman”), as auditor of the Company for the period ending at the close of the next annual general meeting.

The Audit Committee and the Board of Directors have determined that the remuneration of Kesselman & Kesselman, the Company’s auditor, for the year ended December 31, 2016, and its affiliates will be NIS 2,251 thousand for audit fees (including SOX audit), NIS 349 thousand for audit-related fees, and NIS 551 thousand for tax fees. Partner has agreed to indemnify Kesselman & Kesselman and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the Tax Services engagement letter for the year 2016, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

It is proposed that at the AGM the following resolution be adopted:

1.	“RESOLVED: to re-appoint the Company’s auditor, Kesselman & Kesselman, as the auditor of the Company for the period ending at the close of the next annual general meeting.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

It is proposed that at the AGM the following matter be discussed:

2.
“The remuneration of the auditor and its affiliates for the year 2016 as determined by the Audit Committee and by the Board of Directors and the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 2.

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ITEM 3

DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended, and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2016, attached hereto as Annex “A”.  Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, is expected to be present at the AGM, and will be available to respond to appropriate questions of shareholders.

 It is proposed that at the AGM the following matter be discussed:

“The audited financial statements of the Company for the year ended December 31, 2016 and the report of the Board of Directors for such period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 3.

ITEM 4

RE-ELECTION OF THE COMPANY’S DIRECTORS, APPROVAL OF
COMPENSATION AND RELATED MATTERS

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting, unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

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In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the “Founding Israeli Shareholders”). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Security Committee. Ms. Ronen founded FireWind 01 GP in 2015 and has since served as its general partner.  Ms. Ronen has also served as an advisor to Liquidnet Inc. from 2013 to 2015. She previously served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen currently serves  on the Board of Directors of Mizrahi Tefahot Bank Ltd., Fox-Wizel Ltd. and Perion Network Ltd. She also volunteers as a director of the College for Management (Michlala Le-Minhal) and Yissum Research Development Company of the Hebrew University of Jerusalem.  Ms. Ronen served on the Board of  Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd.,  Orad Hi-Tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv Universityand an M.B.A. from the Recanati School of Business Administration at Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968) (as amended) (the “Israeli Securities Law”) in the Company. No further notice of appointment or removal of a Qualified Israeli Director was received by the Company from the Founding Israeli Shareholders. Ms. Ronen's re-appointment is not brought to the shareholders approval at the AGM and she continues to be a Qualified Israeli Director, until a contrary notice is duly received by the Company from the Founding Israeli Shareholders pursuant to the Company’s Articles of Association (unless her office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association).

Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr.Yehuda Saban, Mr. Arie Steinberg, Mr. Barak Pridor and Mr. Ori Yaron (as also listed in the table below) will terminate their office as directors of the Company as of the end of the AGM. It is proposed to re-elect these directors until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the service of Mr. Barry Ben Zeev (Woolfson) and Dr. Michael Anghel as external directors (Dahatzim) of the Company.

The Company's Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Adam Chesnoff, Dr. Michael Anghel, Mr. Barry Ben Zeev, Mr. Fred Gluckman, Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Arie Steinberg and Mr. Yehuda Saban were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel, Mr. Ben Zeev (Woolfson), Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law and Dr. Anghel, Mr. Ben Zeev and Mr. Steinberg also qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

5

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (in line with amendment no. 20 to the Israeli Companies Law (“Amendment No. 20”)), including the following: (a) that other than the Chairman of the Board of Directors, the directors' compensation should, generally, be in unified amounts (or calculated in a unified manner according to number of meetings, as the case may be) (as customary), and it is not appropriate to adjust it to the circumstances of each director individually; (b) that the Compensation (as defined below) proposed to the directors is appropriate considering their role, the responsibility imposed on them and considering the education, qualifications, expertise and professional experience and accomplishments of each of the directors; (c) that the Compensation should be set according to quantifiable criteria; (d) that as the directors do not hold full-time positions in the Company and as part of the final amount of the Compensation is not yet known (calculated based on participation in meetings), it is irrelevant to compare their Compensation to the compensation of Company employees (or the employees of manpower contractors who are working for the Company); (e) that the Compensation currently payable to directors does not include capital or variable components; (f) that it is meaningless to require a director to repay the Company amounts paid to him based on data that was later restated in the Company's financial statements, as the Compensation is dependent only on the number of meetings and the form of participation (participation in person, by means of communication or in writing); and (g) following approval of the Compensation by the shareholders, it is not appropriate that the directors will have discretion to reduce or otherwise change their own compensation without shareholders' approval.

The Compensation Committee and Board of Directors have noted that paying the proposed Compensation is important to enable the directors to promote the Company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the Company's risk-management policy, size and nature of activities. They also noted that paying the proposed Compensation is essential in order to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the USA and in Israel.

It should be noted that the Compensation plan for the Company's directors is in accordance with the Company's Compensation Policy for Office Holders which was approved by the shareholders at the Annual General Meeting of shareholders dated September 28, 2016 (the “Compensation Policy”) and is in line with Amendment No. 20.

The Compensation Committee and Board of Directors have noted the respective personal interests of the directors nominated for re-election and of Ms. Osnat Ronen in this matter.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM:

(a) to approve the compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman,  Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Arie Steinberg, Mr. Ori Yaron, Mr. Yehuda Saban and Mr. Barak Pridor, commencing from the close of the AGM, for their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders (the “Compensation”);

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(b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of their role as directors of each of the directors listed in clause (a) above, as determined by the Compensation Committee. The Compensation Committee has determined that reasonable expenses shall include the following expenses: taxi fare (as needed, upon submission of receipts); in case of international traveling - traveling expenses, including business class airline tickets; hotel expenses (up to a budget of $300 per night); and additional expenses (Per diem - $80, communication expenses and travel insurance) (such expenses, as may be updated by a non-significant amount by the Compensation Committee, from time to time, the “Reasonable Expenses”); and

(c) to approve that the directors listed in clause (a) above will continue to benefit from the Company's existing D&O insurance policy.

 The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify and to undertake in advance to indemnify directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses an office holder will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or Office Holders of the Company) in his capacity as an Office Holder of the Company.

The Israeli Companies Law combined with the Israeli Securities Law authorize indemnification for:

(i)
financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided, that such liability pertains to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the company, are anticipated in light of the company’s activities at the time of the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii)
reasonable legal expenses, including attorney fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the company or by a third party, or in a criminal proceeding in which the director or office holder is acquitted or if convicted, for an offense which does not require criminal intent;

(iii)
reasonable legal expenses, including attorney fees, incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or office holder and no financial liability was imposed on the director or office holder in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or office holder, but financial liability was imposed on the director or office holder in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with a financial sanction (Itzum Caspi);

7

(iv)	Payment to the injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and

(v)
Expenses incurred in connection with a proceeding (a “Proceeding” - halich) under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (including attorney fees), including by indemnification in advance.

The Israeli Companies Law combined with the Israeli Securities Law provides that a company may not indemnify a director or an office holder for his liability including for: (a) a breach of duty of loyalty towards the company, unless the director or office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company’s best interest; (b) a breach of duty of care done intentionally or recklessly (pezizut) except for negligence; (c) an act intended to unlawfully yield a personal profit; (d) a fine, civil fine (knass ezrahi), financial sanction (Itzum Caspi) or a penalty (kofer) imposed upon the director or office holder; and (v) a Proceeding (halich) ("Indemnification Exclusions").

At the Extraordinary General Meeting of shareholders held on October 17, 2013 (the “EGM”), the shareholders of the Company approved and ratified the grant of a revised indemnification letter (the “Revised Indemnification Letter”) to the directors nominated by S.B. Israel Telecom Ltd. ("S.B.") and Scailex Corporation Ltd., who were serving on the Board of Directors at that time, for serving as the Company's directors, or as a director or office holder on behalf of the Company in other companies.  The grant of an indemnification letter to the rest of the directors currently serving on the Board of Directors - Dr. Michael Anghel, Mr. Barry Ben Zeev, Ms. Osnat Ronen and Mr. Arie Steinberg - was approved at the Annual General Meeting held on May 8, 2012 (the "Indemnification Letter").

According to the Revised Indemnification Letter, the aggregate indemnification amount payable by the Company to all indemnified persons pursuant to all letters of indemnification issued to them by the Company on or after the date of the EGM, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under Section 3.13 of the Revised Indemnification Letter (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I to the Revised Indemnification Letter (each, an “Event”), will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner’s Board of Directors prior to approval of the indemnification payment); provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to (i) an indemnified person and such other indemnified persons under a Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount), and to (ii) one or more indemnified persons under indemnification letters issued by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the “Combined Maximum Indemnity Amount”), the Maximum Indemnity Amount for all indemnified persons under the Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount) shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any indemnification letter containing the Combined Maximum Indemnity Amount.

8

In addition, the Annual General Meeting of shareholders held on September 28, 2016, approved the grant of a new indemnification and release letter (the “Indemnification and Release Letter”) to all of the directors who were serving on the Board of Directors at that time, for serving as the Company's directors, or as a director or office holder on behalf of the Company in other companies. The Indemnification and Release Letter includes release of Office Holders from liability for breach of the duty of care towards the Company, that are serving at the date of the AGM and that will serve in the Company from time to time.

The Company's Compensation Committee and Board of Directors are of the opinion that the Indemnification and Release Letter includes an updated list of anticipated events for which it is customary to indemnify and the grant of release in advance to Office Holders of the Company from liability, entirely or partially, for damage caused and/or that will be caused to the Company, insofar as will be caused, in consequence of breach of duty of care toward the Company while acting in good faith, in their capacity as Office Holders to the extent that will be allowed at the time of the release by law. This will allow them to properly fulfil their duties while considering the entailed calculated risks and the responsibility imposed on them by law. The detailed events and the provision of release provide customary and accepted protection for the Office Holders in order to allow them the necessary latitude, in accordance with the law and to make business decisions for the benefit of the Company.

The release will not apply to a breach of duty of care in a distribution ("haluka") and will not apply to the Indemnification Exclusions detailed above except for sub-section (v) of the Indemnification Exclusions. According to the Company's Articles of Association, a release will not be given for a resolution or transaction in which the controlling shareholder or any office holder in the Company (including other Office Holders than the one being granted the release) has a personal interest. This release from liability will be for amounts for which the Office Holders are not entitled to indemnification in accordance with the Company's D&O insurance policy.

The Indemnification and Release Letter does not cancel, derogate or constitute a waiver of any other indemnification that the Office Holder is entitled to in accordance with the provisions of any law or in accordance with any previous undertaking of the Company and/or previous agreement with the Company, insofar as the said undertaking is legally valid, and from any other resolution of the Company to grant indemnification to an Office Holder in the Company. It is clarified that the Company will not be obligated to indemnify an Office Holder for the same event, both in accordance with any previous undertaking (if and insofar as it will be valid) as well as in accordance with the Indemnification and Release Letter. In any case in which an Office Holder can be indemnified, by law, both in accordance with the Indemnification and Release Letter and a previous undertaking of the Company, the Company's Audit Committee (and insofar as the majority of its members have a Personal Interest, a special committee of two directors that do not have a Personal interest shall be formed) shall decide, subject to all legal provisions, according to which undertaking the Office Holder should be indemnified.

9

Therefore, the Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM, to approve that the directors who have an Indemnification Letter or a Revised Indemnification Letter  and have Indemnification and Release Letters (together the "Respective Indemnification and Release Letters") will continue to benefit from the indemnification thereunder and their Respective Indemnification and Release Letters will continue in full force and effect.

Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position
Mr. Adam Chesnoff	Director and Chairman of the Board of Directors
Mr. Elon Shalev	Director and Vice Chairman of the Board of Directors
Mr. Fred Gluckman	Director
Mr. Yoav Rubinstein	Director
Mr. Arieh Saban	Director
Mr. Yehuda Saban	Director
Mr. Arie (Arik) Steinberg	Director
Mr. Ori Yaron	Director
Mr. Barak Pridor	Director

Mr. Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments and as President, Chief Executive Officer and a Director of Saban Capital Acquisition Corp., a publicly listed company on NASDAQ. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States and Chairman of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff is also a member of the Board of Commissioners of MNC Ltd., an Indonesian media company. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A in economics and management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Chesnoff is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

10

Mr. Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors and as a member of the Security Committee on November 20, 2013. Mr. Shalev serves as a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and from 1993 to1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of “Yediot Aharonot”, and from 2000 to 2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB Group. Mr. Shalev was the co-founder of SHL Telemedicine Ltd. and still serves as a director in the company. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (Yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. in political science from Tel Aviv University. Mr. Shalev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Fred Gluckman was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Gluckman serves as the Chief Financial Officer and Executive Vice President of Saban Capital Group, Inc. (“SCG”). In this position, Mr. Gluckman is responsible for all financial, accounting, tax, HR and IT functions of the firm, and has been an active member of the firm’s investment team since joining the firm in 2003. In addition, Mr. Gluckman serves as Chief Financial Officer and Executive Vice President of Saban Capital Acquisition Corp. and is a member of the Board of Directors of Celestial Tiger Entertainment and serves on its Audit Committee. Mr. Gluckman’s experience, prior to joining SCG, includes international and domestic advisory work in the London and Southern California practices of Deloitte. Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations including on the national executive committee of the Friends of the IDF. Mr. Gluckman is a CPA and holds a B.S. in economics from Wharton Business School and studied at the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Gluckman is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Rubinstein serves as the CEO of SHL Telemedicine Ltd. Since June 2017. Prior to the appointment as CEO, he held the position of Senior Vice President, Head of Global Business Development in March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group, Inc. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

11

Mr. Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Saban has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012, Mr. Saban served on the Board of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., DBS Satellite Services (1998) Ltd. (Yes) Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Saban is a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves on the Board of Directors of Israel Opportunity Energy Resources LP and as Chairman of its Compensation and Audit Committee as of June 2015. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Saban is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012 and is currently a member of the Audit Committee and the Compensation Committee. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s).Prior to that, Mr. Steinberg served as Managing Director of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. and as Chairman of the Audit Committee as well as the Chairman of the Board of Trustees of the Academic College of Tel-Aviv-Yaffo. Mr. Steinberg studied Economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

12

Mr. (Adv.) Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron is a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in Economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company's Directors, Mr. Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Barak Pridor was appointed to the Board of Directors of Partner in February 2016. Mr. Pridor served from 2000 until 2011 as CEO of ClearForest, a software startup that was acquired by Thomson Reuters in 2007. Following the acquisition, Mr. Pridor continued to serve as CEO of ClearForest as well as an Executive Vice President at Thomson Reuters until 2011. Mr. Pridor serves as Chairman of the Board of Directors of Applicaster Ltd. from 2015, as a director on the Board of Directors of Playbuzz Ltd. and Beach Bum Ltd. from 2016, and as a director in Leadspace Ltd. and Sosa Tlv Ltd. from 2013. Mr. Pridor holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University and a M.B.A. from INSEAD Business School. To the best knowledge of the Company and the Company's Directors, Mr. Pridor is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to re-elect Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie Steinberg, Mr. Ori Yaron and Mr. Barak Pridor, to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)
RESOLVED: (A) to approve the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban Mr. Ori Yaron and Mr. Yehuda Saban and Mr. Barak Pridor; (B) to approve and ratify the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) to approve that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; and (D) to approve that the directors listed above in clause (A) will continue to benefit from the Respective Indemnification and Release Letters which will continue in full force and effect;

(iii)
RESOLVED: (A) to approve the Compensation of Ms. Osnat Ronen and Mr. Arie Steinberg; (B) to approve and ratify the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) will continue to benefit from their indemnification and release letters which will continue in full force and effect; and

(iv)	RESOLVED: these resolutions are in the best interest of the Company.”

13

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of items 4(i) and 4(iii) on the agenda. The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 4(ii) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 4(ii) on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

14

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner, directly or indirectly, by the Minister of Communications of the State of Israel (including the License). Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, the License contains provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders. Under certain licenses granted, to Partner, directly or indirectly, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, or indicate on the Deed of Vote (if a shareholder is seeking to vote by Deed of Vote), or indicate on the Deed of Authorization (if a shareholder is seeking to appoint a proxy by a Deed of Authorization), if any of the shareholder’s holdings in Partner or the shareholder’s vote require the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of the License (a translation of Sections 21-24 of the License is attached hereto as Annex “C”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his vote shall not be counted.

By Order of the Board of Directors Hadar Vismunski-Weinberg, Adv. Company Secretary

Dated: September 14, 2017

15

Annex “A”

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2016 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2016
ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM
To the shareholders of
PARTNER COMMUNICATIONS COMPANY LTD.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Partner Communications Company Ltd and its subsidiaries at December 31, 2016 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management and Board of Directors are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting Appearing under item 15(b).  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

 A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel March 29, 2017	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PriceWaterhouseCoopers International Limited

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2015	2016	2016
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		926	716	186
Short-term deposits			452	118
Trade receivables	7	1,057	990	257
Income tax receivable		2
Other receivables and prepaid expenses		47	57	15
Deferred expenses – right of use	12	33	28	7
Inventories	8	120	96	25
		2,185	2,339	608

NON CURRENT ASSETS
Trade receivables	7	492	333	87
Prepaid expenses and other		3	2	1
Deferred expenses – right of use	12	20	75	20
Property and equipment	10	1,414	1,207	314
Licenses and other intangible assets	11	956	793	206
Goodwill	13	407	407	106
Deferred income tax asset	25	49	41	10
		3,341	2,858	744

TOTAL ASSETS		5,526	5,197	1,352

The financial statements were authorized for issue by the board of directors on March 29, 2017.

Isaac Benbenishti	Ziv Leitman	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2015	2016	2016
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	6,15	554	498	130
Trade payables		715	681	177
Payables in respect of employees		77	101	26
Other payables (mainly institutions)		45	28	7
Income tax payable		52	45	12
Deferred income with respect to settlement
agreement with Orange	18	217	108	28
Deferred revenues from HOT mobile	9		31	8
Other deferred revenues		28	38	10
Provisions	14	77	77	20
		1,765	1,607	418

NON CURRENT LIABILITIES
Notes payable	6,15	1,190	646	168
Borrowings from banks and others	6,15	1,357	1,550	403
Liability for employee rights upon retirement, net	16	34	39	10
Dismantling and restoring sites obligation	14	36	35	9
Deferred income with respect to settlement
agreement with Orange	18	108
Deferred revenues from HOT mobile	9		195	51
Other non-current liabilities		16	14	4
		2,741	2,479	645

TOTAL LIABILITIES		4,506	4,086	1,063

EQUITY	21
Share capital – ordinary shares of NIS 0.01 par value:
authorized – December 31, 2015 and 2016 – 235,000,000
shares; issued and outstanding -		2	2	1
December 31, 2015 – *156,087,456 shares
December 31, 2016 – *156,993,337 shares
Capital surplus		1,102	1,034	269
Accumulated retained earnings		267	358	93
Treasury shares, at cost –
December 31, 2015 – **4,461,975 shares
December 31, 2016 – **3,603,578 shares		(351)	(283)	(74)
TOTAL EQUITY		1,020	1,111	289
TOTAL LIABILITIES AND EQUITY		5,526	5,197	1,352

 *   Net of treasury shares.
  ** Including shares held by trustee under the Company's Equity Incentive Plan, see note 21(a), such shares will become outstanding upon completion of vesting conditions, see note 21(b)

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. dollars
		New Israeli Shekels			(note 2b3)
		Year ended December 31
		2014	2015	2016	2016
	Note	In millions (except earnings per share)
Revenues, net	5	4,400	4,111	3,544	922
Cost of revenues	5, 22	3,419	3,472	2,924	760
Gross profit		981	639	620	162

Selling and marketing expenses	22	438	417	426	111
General and administrative expenses	22	193	223	263	68
Income with respect to settlement
agreement with Orange	18		61	217	56
Other income, net	23	50	47	45	12
Operating profit		400	107	193	51
Finance income	24	3	13	13	3
Finance expenses	24	162	156	118	31
Finance costs, net	24	159	143	105	28
Profit (loss) before income tax		241	(36)	88	23
Income tax expenses	25	79	4	36	9
Profit (loss) for the year		162	(40)	52	14

Earnings (loss) per share
Basic	27	1.04	(0.26)	0.33	0.09
Diluted	27	1.04	(0.26)	0.33	0.09

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2014	2015	2016	2016
	Note	In millions
Profit (loss) for the year		162	(40)	52	14
Other comprehensive income (loss), items
that will not be reclassified to profit or loss
Remeasurements of post-employment benefit
obligations	16	(9)	5	(8)	(2)
Income taxes relating to remeasurements of
post-employment benefit obligations	25	2	(1)	2	*
Other comprehensive income (loss)
for the year, net of income taxes		(7)	4	(6)	(2)

TOTAL COMPREHENSIVE INCOME
(LOSS) FOR THE YEAR		155	(36)	46	12

  *   Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of		Capital	Accumulated	Treasury
	Shares**	Amount	surplus	earnings	shares	Total
		I n m i l l i o n s
New Israeli Shekels:
BALANCE AT JANUARY 1, 2014	155,687,002	2	1,100	123	(351)	874

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014
Total comprehensive income for the year				155		155
Exercise of options granted to employees	385,943	*	2			2
Employee share-based compensation expenses				8		8
BALANCE AT DECEMBER 31, 2014	156,072,945	2	1,102	286	(351)	1,039

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015
Total comprehensive loss for the year				(36)		(36)
Exercise of options and vesting of restricted shares granted to employees	14,511	*	*		*	*
Employee share-based compensation expenses				17		17
BALANCE AT DECEMBER 31, 2015	156,087,456	2	1,102	267	(351)	1,020

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016
Total comprehensive income for the year				46		46
Exercise of options and vesting of restricted shares granted to employees	905,881	*	(68)		68	*
Employee share-based compensation expenses				45		45
BALANCE AT DECEMBER 31, 2016	156,993,337	2	1,034	358	(283)	1,111

Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT JANUARY 1, 2016	156,087,456	1	287	69	(92)	265
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016
Total comprehensive income for the year				12		12
Exercise of options and vesting of restricted shares granted to employees	905,881	*	(18)		18	*
Employee share-based compensation expenses				12		12
BALANCE AT DECEMBER 31, 2016	156,993,337	1	269	93	(74)	289

*   Representing an amount of less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the financial statements.

(Continued)– 1

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2014	2015	2016	2016
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		1,017	955	975	253
Income tax paid	25	(66)	(33)	(30)	(8)
Net cash provided by operating activities		951	922	945	245

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	10	(287)	(216)	(127)	(33)
Acquisition of intangible assets	11	(145)	(143)	(69)	(18)
Short-term investment in deposits				(452)	(118)
Interest received	24	4	3	2	1
Proceeds from sale of property and equipment	23	1	1	7	2
Investment in PHI	9		(1)
Proceeds from (repayment of) derivative financial
instruments, net	6	(4)	*	*	*
Net cash used in investing activities		(431)	(356)	(639)	(166)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to
employees	21	2	*	*	*
Interest paid	24	(131)	(137)	(108)	(28)
Non-current borrowings received	6,15	200	675	250	65
Repayment of non-current borrowings	6,15	(100)	(533)	(15)	(4)
Repayment of notes payable	6,15	(309)	(308)	(643)	(167)
Net cash used in financing activities		(338)	(303)	(516)	(134)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS		182	263	(210)	(55)

CASH AND CASH EQUIVALENTS AT BEGINNING
OF YEAR		481	663	926	241

CASH AND CASH EQUIVALENTS AT END OF
YEAR		663	926	716	186

* Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2014	2015	2016	2016
	Note	In millions

Cash generated from operations:
Profit (loss) for the year		162	(40)	52	14

Adjustments for:
Depreciation and amortization (including impairment)	10, 11, 13	652	641	565	147
Amortization (including impairment) of deferred
expenses - Right of use	12, 13	37	112	30	8
Amortization of employee share based compensation	21	8	17	45	12
Liability for employee rights upon retirement, net	16	(3)	(12)	(3)	(1)
Finance costs, net	24	4	(8)	1	*
Change in fair value of derivative financial instruments	6	7	(2)	*	*
Interest paid	24	131	137	108	28
Interest received	24	(4)	(3)	(2)	(1)
Deferred income taxes	25	4	(40)	10	3
Income tax paid	25	66	33	30	8
Capital (gain) loss from property and equipment		(1)	*	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	(26)	(183)	226	58
Other		8	(13)	(9)	(2)
Increase (decrease) in accounts payable and accruals:
Trade		44	(5)	(38)	(10)
Other payables		(4)	(12)	*	*
Provisions	14	(9)	19	*	*
Deferred income with respect to settlement
agreement with Orange	18		325	(217)	(56)
Deferred revenues from HOT mobile	9			227	59
Other deferred revenues		(2)	(6)	10	3
Increase in deferred expenses - Right of use	12	(22)	(34)	(80)	(22)
Current income tax	25	10	11	(4)	(1)
Decrease (increase) in inventories	8	(45)	18	24	6
Cash generated from operations:		1,017	955	975	253

* Representing an amount of less than 1 million.

Supplementary information
At December 31, 2014, 2015 and 2016, trade and other payables include NIS 214 million, NIS 126 million and NIS 134 million ($35 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a. Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services (cellular and fixed-line telecommunications services) under the orange™ brand until February 15, 2016, and under the Partner brand thereafter, and under the 012 Smile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR". See also note 21(a).

On January 29, 2013, S.B. Israel Telecom Ltd., an affiliate of Saban Capital Group Inc., became the Company's principal shareholder.

These consolidated financial statements of the Company as of December 31, 2016, are comprised of the Company and its subsidiaries and consolidated partnerships (the "Group"). See the list of subsidiaries and consolidated partnerships and principles of consolidation in note 2(c)(1), see also 2(c)(2) with respect to investment in PHI.

b. Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"), and supported by budget and business plans structure, different regulations and licenses (see (d) below), as well as managerial responsibilities. The CEO considers the business from two operating segments, as follows (see also note 5):

(1)  Cellular segment:

The cellular segment includes cellular communication services such as airtime calls, international roaming services, text messaging, internet browsing, content services, roaming services, and services provided to other operators that use the Company's cellular network. Most of post-paid cellular tariff plans are bundles which include unlimited amounts of calls minutes and text messaging, as well as limited browsing packages. Value-added and content services offered include multimedia messaging and streaming broadcast content, data applications including ringtones, music, games, other informational content, and advanced business services.

International roaming services abroad for the Company’s customers include airtime calls, text messaging and browsing services on networks with which the Company has a commercial roaming relationship. Partner also provides inbound roaming services to the customers of foreign operators with which the Company has a commercial roaming relationship.

Optional services such as equipment extended warranty plans are also provided for monthly fees and are either sold separately or included in tariff plans and bundles.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

b.    Operating segments (continued)

(2)  Fixed-line segment

The fixed-line segment includes: (1) Internet services under which the Group provides access to the internet (both network infrastructure services using Bezeq’s network as described in (c)(1) below, and access services ("ISP")) as well as home WiFi networks, including Value Added Services ("VAS") such as anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband ("VOB"), SIP voice trunks and Network Termination Point Services ("NTP") – under which the Group supply, install operate and maintain all types of endpoint network equipment and solutions, including providing and installing equipment and cabling, within a subscriber's place of business or premises; (2) Transmission services, Primary Rate Interface ("PRI"); (3) International Long Distance call services ("ILD"): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services.

The cellular segment and the fixed-line segment also include sales and leasing of telecommunications, audio visual and related devices: mainly cellular handsets, tablets (handheld computers), laptops, landline phones, modems, datacards, domestic routers, servers, smartboxes and related equipment, and a variety of digital audio visual equipment including televisions, digital cameras, games consoles, audio accessories and related equipment.

Each segment is divided into services and equipment sales revenues, and the related cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and segment Adjusted EBITDA (see note 5(2)). The CODM does not examine assets or liabilities for the segments separately for the purposes of allocating resources and assessing performance of the operating segments and they are not therefore presented in note 5 segment information.

c.    Main recent regulatory developments

(1)
In February 2015 a regulation came into effect according to which each of the infrastructure owners - Bezeq and Hot are required to allow use of their broadband fixed-line infrastructure by telecommunication providers that do not have a broadband fixed-line infrastructure. This regulation allows telecommunication providers that do not have a broadband fixed-line infrastructure, including the Company and its subsidiaries, to offer internet access in one transaction (without requiring the subscriber to engage with both an internet access provider and an infrastructure provider). As a result, the Group commenced selling offers including both network infrastructure services using Bezeq’s network and internet access service. As part of the Economic Program Law for the years 2017-2018, that was published at the end of December 2016 it was determined, among others: Bezeq and HOT Telecom will be required to allow other domestic operators including Partner, access to passive infrastructures; exemption from building permits – domestic operators are now allowed to deploy fixed-line infrastructure without requiring building permits (under certain conditions).

In January 2017, the Ministry of Communications published its decision with respect to various consumer issues,  in which it decided to carry out, among others, amendments regarding the following issues: addition of details on the main page of the terms sent to subscribers; provision of alerts to subscribers regarding the volume of services consumed; limitation on the provision of internet services to subscribers; limitations on certain tariffs charged from subscribers; provision of alerts to subscribers regarding an upcoming change in tariffs;  imposing increased obligations for the documentation and safekeeping of information and recording of telephone calls; provisions regarding temporary suspension of services; provisions regarding the format of the invoice sent to subscribers; provisions regarding engagement in a "remote sales" transaction; regulation regarding credit of overcharges; and determination of provisions regarding international roaming services.

(2)  See information in respect of frequency fees in note 17(1).

(3)  See information in respect of corporate tax rates in note 25.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

d.   Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC") and from the Israeli Civil Administration ("CA"):

	Type of services	Area of service	License owner	Granted by	Valid through	Guarantees made
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb, 2022	NIS 80 million
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb, 2022	NIS 4 million
(3)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar, 2018
(4)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar, 2018
(5)	ISP	Israel	012 Smile Telecom Ltd.	MOC	Jun, 2020
(6)	ISP	West Bank	012 Smile Telecom Ltd.	CA	Jun, 2020
(7)	ILD (*)	Israel	012 Smile Telecom Ltd.	MOC	Dec, 2029	NIS 5 million
(8)	ILD (**)	West Bank	012 Smile Telecom Ltd.	CA	Dec, 2029	NIS 0.25 million
(9)	Fixed(*)	Israel	012 Telecom Ltd.	MOC	Dec, 2025	NIS 5 million
(10)	Fixed(**)	West Bank	012 Telecom Ltd.	CA	Dec, 2025	NIS 0.25 million
(11)	Fixed(*)	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan, 2027	NIS 5 million
(12)	Fixed(**)	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Jan, 2027	NIS 0.25 million
(13)	NTP(***)	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Feb, 2017
(14)	NTP	Israel	012 Smile Telecom Ltd.	MOC	Dec, 2020

With respect to license (1), the Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional 6 year periods, at the discretion of the MOC. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

Other licenses may be extended for various periods, at the discretion of the MOC or CA, respectively.

The Group believes that it will be able to receive extensions to the licenses upon request.

See also note 17(6) as to additional guarantees made to third parties.

(*) In February 2016, these licenses were replaced by the MoC with a general-unified license. The term of the new license is similar to the term of the previous license.

(**) In July 2016, these licenses were replaced with a general-unified license. The general conditions of the general-unified license granted by the MoC, generally apply to these licenses, subject to certain modifications.

(***)  The Company is permitted to provide NTP services under the general-unified license granted to Partner Land-Line Communication Solutions Limited Partnership in February 2016. Therefor the Company did not renew the license.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

(1)	Basis of preparation

The consolidated financial statements of the Company ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The principal accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

(2) Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates, and requires management to exercise its judgment in the process of applying the Group's accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Foreign currency translations

(1) Functional and presentation currency

The consolidated financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Group's functional and presentation currency as it is the currency of the primary economic environment in which the Group operates. The amounts presented in NIS millions are rounded to the nearest NIS million.

(2) Transactions and balances

Foreign currency transactions are translated into NIS using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement in finance costs, net.

(3) Convenience translation into U.S. Dollars (USD or $ or dollar)

The NIS figures at December 31, 2016 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2016    (USD 1 = NIS 3.845). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

c.	Interests in other entities

(1) Subsidiaries

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated in preparing the consolidated financial statements.

List of wholly owned Subsidiaries and partnerships:
012 Smile Telecom Ltd.
012 Telecom Ltd.
Partner Land-Line Communication Solutions - Limited Partnership
Partner Future Communications 2000 Ltd. ("PFC")
Partner Communication Products 2016 - Limited Partnership
Partner Business Communications Solution - Limited Partnership – not active

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

      c.       Interests in other entities (continued)

(2) Investment in PHI

In November 2013, the Company and Hot Mobile Ltd entered into a network sharing agreement ("NSA") and a right of use agreement. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership ("PHI"), which operates and develops a radio access network shared by both parties, starting with a pooling of both parties' radio access network infrastructures creating a single shared pooled radio access network. PHI began its operations in July 2015, managing the networks. See also note 9.

As described in note 4(b)(3) the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method as PHI is considered an associate. An associate is an entity over which the group has significant influence but not control. Investment in associate is accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and adjusted thereafter to recognize the investor’s share of the post-establishment profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income.

Unrealized gains on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

See also note 26(d) for information about transactions and balances with respect to the investment in PHI.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Inventories

Inventories of equipment: cellular handsets and fixed telephones, tablets, laptops, datacards, servers, spare parts, ISP modems, related equipment, accessories and other inventories are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Group determines its allowance for inventory obsolescence and slow moving inventory based upon past experience, expected inventory turnover, inventory ageing and current and future expectations with respect to product offerings.

e.	Property and equipment

Property and equipment are initially stated at cost.

Costs are included in the assets' carrying amounts or recognized as separate assets, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance that do not meet the above criteria are charged to the statement of income during the financial period in which they are incurred.

Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located.

Changes in the obligation to dismantle and remove assets on sites and to restore the sites, on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (m)(2) below.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Property and equipment is presented less accumulated depreciation, and accumulated impairment losses. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see (i) below).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Property and equipment (continued)

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)
Computers, software and hardware for
information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-15
Optic fibers and related assets	7-25 (mainly 20)
Property	25

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5‑10 years) of the improvements, whichever is shorter.

See note 13(2) with respect of impairment charges in 2015.

f.	Licenses and other intangible assets

(1)	Licenses costs and amortization (see also note 1 (d)):

(a)
The licenses to operate cellular communication services were recognized at cost. Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

(b)	Partner Land-line Communication solutions – limited partnership's license for providing fixed-line communication services is stated at cost.

(c)	012 Smile and its subsidiaries' licenses were recognized at fair value in a business combination as of the acquisition date of 012 Smile March 3, 2011.

The other licenses of the Group were received with no significant costs.

The licenses are amortized by the straight-line method over their useful lives (see note 1(d)) excluding any ungranted possible future extensions that are not under the Group's control. The amortization expenses are included in the cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.  Licenses and other intangible assets (continued)

(2)	Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software.

Development costs, including employee costs, that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the capitalization criteria under IAS 38 are met. Other development expenditures that do not meet the capitalization criteria, such as software maintenance, are recognized as an expenses as incurred.

Computer software costs are amortized over their estimated useful lives (3 to 10 years) using the straight-line method, see also note 11.

(3)	Customer relationships:

The Company has recognized as intangible assets customer relationships that were acquired in a business combination and recognized at fair value as of the acquisition date. Customer relationships are amortized to selling and marketing expenses over their estimated useful economic lives (5 to 10 years) based on the straight line method. See note 13(2) with respect of impairment charges in 2015.

(4)	012 Smile trade name:

Trade name was acquired in a business combination. In 2015, the Group decided in 2015 to cease the usage of the "012 Smile" trade name in 2017.As a result the Group revised its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the 012 Smile trade name increased in 2015 by NIS 1 million, in 2016 by NIS 16 million, and expected to increase in 2017 by NIS 6 million, see note 4(a)(3). See note 13(2) with respect of impairment charges to the 012 Smile trade name in 2015 in an amount of NIS 2 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.  Licenses and other intangible assets (continued)

(5)	Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, less the subscriber's payments towards the handset, pursuant to a contract with a commitment period and early termination penalties, are capitalized to intangible assets, if (1) such assets are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Group; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses.

In the event that a customer churns off the network or the arrangement is cancelled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The amortization expenses are included in the cost of revenues.

g.	Right Of Use (ROU)

Right of use (ROU) of international fiber optic cables was acquired in a business combination, subsequent additions and right of use in PHI's assets are recognized at cost. The ROU with respect of fiber optic cables is presented as deferred expenses (current and non-current) and is amortized on a straight line basis over a period beginning each acquisition of additional ROU in this framework and until 2030 (including expected contractual extension periods). See also notes 12 and 17(4). Other costs of right to use PHI's assets are presented as deferred expenses and amortized on a straight line basis over the assets useful lives. See note 13(2) with respect of impairment charges to ROU in 2015 in an amount of NIS 76 million.

h.	Goodwill

Goodwill acquired in a business combination represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to a group of CGUs under the fixed line segment that is expected to benefit from the synergies of the combination. The group of CGUs represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

h.	Goodwill (continued)

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs to sell. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. Any impairment is recognized immediately as an expense and is not subsequently reversed. See also note 13(1) in respect of impairment tests.

i.	Impairment of non-financial assets with finite useful economic lives

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indications exist an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate.

An impairment loss recognized in prior periods for an asset (or CGU) other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset's (or CGU's) recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset (or CGU) shall be increased to its recoverable amount. The increased carrying amount of an asset (or CGU) other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

The Group recorded in 2015 impairment charges of intangible assets, deferred expenses – right of use, and fixed assets, see note 13(2) and note 4(a)(3)

j.	Financial instruments

The Group classifies its financial instruments in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, and (3) liabilities at amortized cost. See note 6(c) as to classification of financial instruments to the categories.

Financial assets are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current. Financial liabilities are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities.

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when the Group has currently a legal enforceable right to offset the recognized amounts and has an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legal enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j.	Financial instruments (continued)

   (1)   Financial instruments at fair value through profit or loss category:

Gains or losses arising from changes in the fair value of derivative financial instruments are presented in the income statement within "finance costs, net" in the period in which they arise. These financial instruments are classified into 2 levels based on their valuation method (see also note 6(c)):

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (as prices) or indirectly (derived from prices).

   (2)  Loans and receivables category:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss.

Cash and cash equivalents are highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. Trade receivables are presented net of allowance for doubtful accounts. Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively. For these receivables the allowance is determined based on percentage of doubtful debts in collection, considering the likelihood of recoverability based on the age of the balances, the historical write-off experience net of recoveries, changes in the credit worthiness, and collection trends.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership of the assets. The Company factors trade receivables resulting from sales of equipment by credit cards. The factoring is on a non-recourse basis. The factoring of accounts receivable is recorded by the Company as a sales transaction. The results of the factoring transaction are charged to financial income and expenses on the settlement date.

   (3)  Financial liabilities and borrowings at amortized cost category:

Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment, including trade payables. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Employee benefits

(i) Post-employment benefits

1.	Defined contribution plan

According to Section 14 of the Israeli Severance Pay Law the Group's liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Group pays fixed contributions into a separate and independent entity. The Group has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position. Obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of income when they are due.

2.	Defined benefit plan

Labor laws, agreements and the practice of the Group, require paying retirement benefits to employees dismissed or retiring in certain other circumstances (except for those described in 1 above), measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Group to pay retirement benefits is treated as a defined benefit plan.

The liability recognized in the statement of financial position in respect of the defined benefit plan is the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. According to IAS 19 employee benefits, the present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of deep market for high-quality corporate bonds.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan are charged or credited to finance costs.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.      Employee benefits (continued)

(ii) Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably legally or constructively committed either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iii) Short term employee benefits

1.   Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Group charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on an undiscounted basis.

2.    Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses based on consideration of individual performance and the Group's overall performance. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

3.    Other short term benefits

The Group recognized expenses for other short term benefits provided by the collective employment agreement (see note 28).

l.	Share based payments

The Group operates an equity-settled share-based compensation plan, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. Non-market vesting conditions are included among the assumptions used to estimate the number of options expected to vest. The total expense is recognized during the vesting period, which is the period over which all of the specified vesting conditions of the share-based payment are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated earnings.

The proceeds received net of any directly attributable transactions costs are credited to share capital and capital surplus when the equity instruments are exercised.

  PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliably estimated. See also note 14.

(1)
In the ordinary course of business, the Group is involved in a number of lawsuits and litigations. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlements amount that are expected to be incurred, if any. See also note 20.

(2)
The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance costs (unwinding of discount).

(3)
Provisions for equipment warranties include obligations to customers in respect of equipment sold. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues

The Group's revenues are measured at fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of business. Revenue is presented net of Value-Added-Tax, returns, rebates and discounts, and intercompany revenues. The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities as described herein.

(1)   Revenues from services:

Revenues from services, and from providing rights to use the Group's assets (see note 1(b)) are recognized when the services are rendered, and all other revenue recognition criteria are met.

Revenues from pre-paid calling cards sold to customers are recognized upon the earlier of customer's usage of the cards, or expiration.

The Group records payments received in advance for services and services to be provided under contractual agreements, such as transmission services, as deferred income until such related services are provided.

The Group determines whether it is acting as a principal or as an agent. The Group is acting as a principal if it has exposure to the significant risks and rewards associated with the rendering of services. Features that indicate that the Group is acting as a principal include: (a) the Group has the primary responsibility for providing the services to the customer or for fulfilling the order; (b) the Group has latitude in establishing prices, either directly or indirectly; and (c) the Group bears the customer's credit risk for the amount receivable from the customer. On the other hand, the Group is acting as an agent or an intermediary, if it does not have exposure to the significant risks and rewards associated with the rendering of services. One feature indicating that the Group is acting as an agent is that the amount the Group earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer. Based on the above considerations the Group determined that it is acting as an agent in respect of certain content services provided by third parties to customers, and therefore the revenues recognized from these services are presented on a net basis in the statement of income.

See also note 9 with respect to revenue recognition from proceeds from the network sharing agreement with Hot Mobile.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

  n.      Revenues (continued)

(2)   Revenues from sales of equipment:

Revenue from sale of equipment includes revenue from sale of handsets, routers, phones, tablets, laptops, modems, data cards, servers, smartboxes, audio-visual devices, related accessories, integration projects, other devices and equipment. Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

Some sales of equipment with accompanying services constitute a revenue arrangement with multiple deliverables. Accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. The revenue from sales of equipment is recognized as equipment revenues upon the delivery of the equipment to the subscriber when all revenue recognition criteria are met.

The Company subsidizes, in some cases, the sale of the handset to end subscribers by selling it at a price below its cost to secure a fixed-term service contract for the purpose of acquiring new subscribers or retaining existing subscribers. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, and direct selling expenses are capitalized as elements of subscriber acquisition and retention costs in accordance with accounting policy set out in note (f)(5) above. The subsidy represents the difference between the cost of the handset and the payment received from the subscriber for the handset.

(3)   Revenues from non-current credit arrangements:

Revenues from non-current credit arrangements to customers in respect of sales of equipment are recognized on the basis of the present value of future cash flows, discounted at the prevailing rate for a similar instrument of an issuer with a similar credit rating. The difference between the original credit and its present value is recorded as other income over the credit period (see note 23 – unwinding of trade receivables and note 7(a)).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from lessor) are charged to income statements on a straight-line basis over the lease term, including extending options which are reasonably certain.

p.	Advertising expenses

Advertising expenses are charged to the statement of income as incurred.

q.	Tax expenses

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between that tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from initial recognition of goodwill. Deferred income tax is determined using the tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 25.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity where there is an intention to settle the balances on a net basis.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Share capital

Ordinary shares are classified as equity.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax. Treasury shares do not have a right to receive dividends or to vote. See also note 21(a)

s.	Earnings Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see note 27).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following relevant new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2016, and have not been early adopted:

(1) IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance. IFRS 15 is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. The new standard is effective retrospectively for annual reporting periods beginning on or after January 1, 2018, according to its transition provisions. Earlier application is permitted.

The Group plans to apply the standard according to the modified retrospective approach. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application, i.e. without restating the comparative period; and applying the new rules to contracts that are not completed as of the date of initial application.

Management is currently assessing the impact of the standard and has identified the following areas that are likely to be affected:  sales commissions for which the new guidance is likely to result in their identification as contract cost assets which would affect the timing of the recognition of those costs, in place of capitalizing subscriber acquisition and retention costs (see note 2(f)(5) and note 2(n)); and allocation of revenues to performance obligations, which may affect the timing of revenue recognition. The Group has begun to implement the required adjustments to its information systems to support the implementation of the standard. However, at this stage the Group cannot quantify the impact of the implementation of the standard.

Upon implementation of IFRS 15, disclosures in the financial statements will be expanded to include required information such as movement schedules for recognized contract assets and contract liabilities, information about performance obligations and information on key judgments and estimates applied in recognition and measurement of revenues.

(2) IFRS 9, Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. It introduces a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Management is currently assessing the impact of the standard; except for the new credit loss model the Company has not yet quantified, the Company does not expect other material effects on the financial statements.

(3) IFRS16, Leases, which replaces the current guidance in IAS 17. The standard requires lessees, with certain exceptions, to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for lease contracts. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied. The Group is yet to assess IFRS 16’s full impact.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.    Critical accounting estimates and assumptions

(1)	Estimating service revenues earned but not yet billed:

The Company recognizes service revenues based upon minutes, seconds and packages used, net of credits and adjustments for service discounts. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon actual unbilled usage of the Company's network by the customers, and also on historical data and trends. Actual billing cycle results may differ from the results estimated at the end of each period depending on subscriber usage and rate plan mix.

(2)	Assessing the useful lives of assets:

The useful economic lives of the Group's assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(e) and note 2(f). See also information with respect to the change in estimate of the useful life of the "012 Smile" trade name in (3) below.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.    Critical accounting estimates and assumptions (continued)

(3)	Assessing the recoverable amount for impairment tests of assets with finite useful lives:

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. See also note 2(i).

No indicators for an impairment or reversal of impairment of assets with finite useful lives were identified in 2016.

In the fourth quarter of 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017, this change in business induced the Group to determine that an indicator of impairment exists for the fixed-line segment. See note 13(2).

An Impairment test in the fourth quarter of 2015 for the VOB/ISP CGU of the fixed line segment resulted in an impairment charge to certain assets in a total amount of NIS 98 million, based on the key assumptions described in note 13(2). The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which was the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms. The value-in-use of the assets of the CGU was estimated to exceed the fair value less costs to sale.

The impairment test in the fourth quarter of 2015 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.    Critical accounting estimates and assumptions (continued)

    (3)    Assessing the recoverable amount for impairment tests of assets with finite useful lives (continued):

As a result of the decision to cease the usage of the "012 Smile" trade name the Group revised in 2015 its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the trade name increased in 2015 and 2016 by NIS 1 million, and NIS 16 million respectively, and are expected to increase in 2017 by approximately NIS 6 million.

Further increase in the level of competition that might continue to push downward prices may require the Group to perform further impairment tests of assets. Such impairment tests may lead to recording significant impairment charges, which could have a material negative impact on the Group's operating and net profit.

(4)	Assessing the recoverable amount of goodwill for impairment tests:

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2014, 2015 and 2016 the recoverable amount was assessed by management with the assistance of an external independent expert (2014, 2015: "Giza Singer Even. Ltd", 2016: BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December 31, 2016 test were as follows:

Terminal growth rate	0.5%
After-tax discount rate	9.8%
Pre-tax discount rate	11.9%

The impairment test as of December 31, 2016 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h). No impairment charges were recognized in with respect to goodwill in 2014, 2015 and 2016.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

 a.     Critical accounting estimates and assumptions (continued)

   (4)  Assessing the recoverable amount of goodwill for impairment tests (continued):

Sensitivity Analysis:
The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2014, 2015 and 2016 was approximately 15%, 9% and 23% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2016 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 9.8% (8.8% to 10.8%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 0.5% (minus 0.5% to 1.5%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

(5)
Assessing allowance for doubtful accounts:

The allowance is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that a trade receivable is impaired. Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively. For these receivables the allowance is determined based on percentage of doubtful debts in collection, considering the likelihood of recoverability based on the age of the balances, the historical write-off experience net of recoveries, changes in the credit worthiness, and collection trends. The trade receivables are periodically reviewed for impairment.

(6)
Considering uncertain tax positions:

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also notes 2(q) and  note 25.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

b.    Critical judgments in applying the Group's accounting policies

(1) Considering the likelihood of contingent losses and quantifying possible settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the possible range of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates.

(2) Considering sales with multiple deliverables:

The Group made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables that are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. See also note 2(n)(2).

(3) Accounting treatment for the investment in PHI:

The board of directors of Net 4 P.H.I Ltd. Consists of 3 directors nominated by the Company, 3 directors nominated by Hot Mobile and one  independent director who is acting as a chairman. Net 4 P.H.I Ltd controls PHI. This governance provides that the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method, see also note 2(c)(2) and note 9.

 PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2016
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,080	672		2,752
Inter-segment revenue - Services	19	194	(213)
Segment revenue - Equipment	729	63		792
Total revenues	2,828	929	(213)	3,544

Segment cost of revenues - Services	1,659	617		2,276
Inter-segment cost of revenues- Services	192	21	(213)
Segment cost of revenues - Equipment	596	52		648
Cost of revenues	2,447	690	(213)	2,924
Gross profit	381	239		620

Operating expenses (3)	571	118		689
Income with respect to settlement
agreement with Orange	217			217
Other income, net	41	4		45
Operating profit	68	125		193
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	447	148
–Other (1)	47	(1)
Segment Adjusted EBITDA (2)	562	272

New Israeli Shekels
Year ended December 31, 2016
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	834
Depreciation and amortization	(595)
Other (1)	(46)
Finance costs, net	(105)
Income tax expenses	(36)
Profit for the year	52

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2015
	In millions
	Cellular segment	Fixed-line segment		Elimination	Consolidated
Segment revenue - Services	2,275	717			2,992
Inter-segment revenue - Services	22	189		(211)
Segment revenue - Equipment	1,051	68			1,119
Total revenues	3,348	974		(211)	4,111

Segment cost of revenues - Services	1,856	736	(*)		2,592
Inter-segment cost of revenues- Services	187	24		(211)
Segment cost of revenues - Equipment	832	48			880
Cost of revenues	2,875	808		(211)	3,472
Gross profit	473	166			639

Operating expenses (3)	506	134	(*)		640
Income with respect to settlement
agreement with Orange	61				61
Other income, net	44	3			47
Operating profit	72	35			107
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization
(including impairment charges, see
note 13)	510	243
–Other (1)	15	1
Segment Adjusted EBITDA (2)	597	279

New Israeli Shekels
Year ended December 31, 2015
In millions
Reconciliation of segments subtotal Adjusted EBITDA to loss for the year
Segments subtotal Adjusted EBITDA (2)	876
Depreciation and amortization (including impairment
charges, see note 13)	(753)
Other (1)	(16)
Finance costs, net	(143)
Income tax expenses	(4)
Loss for the year	(40)

(*) Includes impairment charges in the fixed line segment, see note 13.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2014
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,592	816		3,408
Inter-segment revenue - Services	26	188	(214)
Segment revenue - Equipment	938	54		992
Total revenues	3,556	1,058	(214)	4,400

Segment cost of revenues - Services	1,963	692		2,655
Inter-segment cost of revenues- Services	185	29	(214)
Segment cost of revenues - Equipment	727	37		764
Cost of revenues	2,875	758	(214)	3,419
Gross profit	681	300		981

Operating expenses (3)	509	122		631
Other income, net	49	1		50
Operating profit	221	179		400
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	534	155
–Other (1)	7	*
Segment Adjusted EBITDA (2)	762	334

New Israeli Shekels
Year ended December 31, 2014
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	1,096
Depreciation and amortization	(689)
Other (1)	(7)
Finance costs, net	(159)
Income tax expenses	(79)
Profit for the year	162
* Representing an amount of less than 1 million.

(1)	Mainly amortization of employee share based compensation.

(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

(3)	Operating expenses include selling and marketing expenses and general and administrative expenses.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk factors

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks.

1. Risk Management

Risk management is carried out by the treasury department under policies and/or directions resolved and approved by the audit committee and the board of directors.

2. Market risks

(a)    Description of market risks

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI), as some of the Group's non-current borrowings and notes payable are linked to the CPI. The Group did not enter into CPI hedging transactions in 2014, 2015 and 2016.

Furthermore, the Group's notes payable and non-current borrowings bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2016 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 7 million. The Group does not enter into interest rate hedging transactions.

Foreign exchange risk

The Group's operating income and cash flows are exposed to currency risk, mainly due to trade receivables and trade payables denominated in USD. The Group did not enter into free standing forward transactions in 2014, 2015 and 2016.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.   Financial risk factors (continued)

2. Market risks (continued)

    (a)    Description of market risks (continued)

Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2016	NIS 3.845	NIS 4.044	220.68 points
2015	NIS 3.902	NIS 4.247	221.13 points
2014	NIS 3.889	NIS 4.725	223.36 points
Increase (decrease) during the year:
2016	(1.5)%	(4.8)%	(0.2)%
2015	0.3%	(10.1)%	(1.0)%
2014	12.0%	(1.2)%	(0.2)%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:
An increase (decrease) of 2% in the CPI as at December 31, 2014, 2015 and 2016 would have decreased (increased) equity and profit by NIS 34 million, NIS 20 million, and NIS 9 million, for the years ended December 31, 2014, 2015, 2016 respectively, assuming all other variables remain constant.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2014, 2015 and 2016 would have decreased (increased) equity and profit by NIS 8 million, NIS 5 million, and NIS 3 million, for the years ended December 31, 2014, 2015, 2016 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

   a.   Financial risk factors (continued)

  2. Market risks (continued)

(b)    Analysis of linkage terms of financial instruments balances

	December 31, 2016
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	2	1		713	716
Short term deposits				452	452
Trade receivables*	58	35		897	990
Other receivables				39	39

Non- current assets
Trade receivables				333	333
Total assets	60	36		2,434	2,530

Current liabilities
Current maturities of notes payable and
borrowings			212	287	499
Trade payables*	132	19		530	681
Payables in respect of employees				90	90
Other payables				10	10

Non- current liabilities
Notes payable			212	437	649
Borrowings from banks and others			197	1,353	1,550
Total liabilities	132	19	621	2,707	3,479

In or linked to foreign currencies
New Israeli Shekels in millions
*Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	267
Set-off	(174)
Trade receivables, net	93

Trade payables gross amounts	325
Set-off	(174)
Trade payables, net	151

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

   a.   Financial risk factors (continued)

2. Market risks (continued)

(b)    Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2015
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents		1		925	926
Trade receivables*	50	50		957	1,057
Other receivables				31	31

Non- current assets
Trade receivables				492	492
Total assets	50	51		2,405	2,506

Current liabilities
Current maturities of notes payable and
borrowings			353	201	554
Trade payables*	117	46		552	715
Payables in respect of employees				68	68
Other payables				10	10

Non- current liabilities
Notes payable			463	727	1,190
Borrowings from banks and others			198	1,159	1,357
Total liabilities	117	46	1,014	2,717	3,894

In or linked to foreign currencies
New Israeli Shekels in millions
* Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	248
Set-off	(148)
Trade receivables, net	100

Trade payables gross amounts	311
Set-off	(148)
Trade payables, net	163

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

   a.    Financial risk factors (continued)

2. Market risks (continued)

(c)    Details regarding the derivative financial instruments

The notional amounts of derivatives as of December 31, 2015 and 2016 are as follows, based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates, respectively:

	New Israeli Shekels
	December 31
	2015	2016
	In millions
Embedded derivatives pay USD, receive NIS	35	11

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

   a.    Financial risk factors (continued)

3. Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, and also from cash and cash equivalents and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. Accordingly, the financial statements include appropriate allowances for estimated irrecoverable amounts. See also note 2(j)(2).

The face amount of financial assets represents the maximum credit exposure, see note 6(c).

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA+/Stable to ilAAA/stable.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for doubtful accounts.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

   a.    Financial risk factors (continued)

4. Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Group's reputation. The Group's policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses and financial obligations.

Maturities of financial liabilities as of December 31, 2016:

	2017	2018	2019	2020 to 2021	2022 to 2023	Total undisco-unted	Less offering expenses and discounts	Total discounted
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series C (*)	212	212				424	(1)	423
Notes payable series D	109	109	109	219		546	(3)	543
Notes payable series E	121					121	**	121
Borrowing C		25	25	25		75		75
Borrowing D		25	25	25		75		75
Borrowing E			152			152		152
Borrowing F (*)			197			197		197
Borrowing G		20	20	40	20	100		100
Borrowing H		20	20	40	20	100		100
Borrowing I		30	40	50		120		120
Borrowing J	15	15	15	17		62		62
Borrowing K		23	30	23		76		76
Borrowing L		33	33	67	67	200		200
Borrowing M	17	33	33	67	50	200		200
Borrowing N	25	25	67	133		250		250
Expected interest payments of
long term borrowings and notes
payables (*)	88	69	48	38	5	248
Trade and other payables	681					681
	1,268	639	814	744	162	3,627

(*)   Linked to the CPI as of December 31, 2016
(**) Representing an amount of less than NIS 1 million

See note 15 in respect of borrowings and notes payable.

   b.    Capital risk management

Credit rating: According to Standard & Poor's Maalot ("S&P Maalot") credit rating, of July 26, 2016, the Company's ilA+/Stable credit rating was unchanged.

See note 15(5) regarding financial covenants.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

         c.     Fair values of financial instruments

As detailed in note 2(j) the financial instruments are categorized as following:

Fair Value Through Profit or Loss (FVTPL); Loans and Receivables (L&R); Amortized Cost (AC). The financial instruments that are categorized FVTPL are derivative financial instruments. Their fair values are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. All significant inputs in this technique are observable market data and rely as little as possible on entity specific estimates – this method matches the "Level 2" fair value measurement level hierarchy. There were no transfers between fair value levels during the year. Carrying amounts and fair values of financial assets and liabilities, and their categories:

		December 31, 2015			December 31, 2016
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	L&R	926	926		716	716
Short term deposits	L&R				452	452
Trade receivables	L&R	1,549	1,552	3.73%	1,323	1,318	4.72%
Other receivables (*)	L&R	6	6		9	9
Liabilities
Notes payable series B	AC	121	123	Market quote
Notes payable series C	AC	695	724	Market quote	423	440	Market quote
Notes payable series D	AC	543	548	Market quote	543	548	Market quote
Notes payable series E	AC	371	399	Market quote	121	127	Market quote
Trade and other payables (*)	AC	793	793		780	780
Borrowing C	AC	75	85	2.66%	75	81	3.43%
Borrowing D	AC	75	85	2.66%	75	81	3.43%
Borrowing E (*)	AC	152	152		152	152
Borrowing F	AC	198	210	1.79%	197	199	3.17%
Borrowing G	AC	100	100	3.08%	100	98	3.85%
Borrowing H	AC	100	100	2.93%	100	97	3.85%
Borrowing I	AC	120	121	3.17%	120	120	3.43%
Borrowing J	AC	76	77	2.75%	62	62	3.23%
Borrowing K	AC	75	75	3.71%	76	76	3.43%
Borrowing L	AC	200	203	4.25%	200	204	3.98%
Borrowing M	AC	200	200	3.884%	200	201	3.85%
Borrowing N	AC				250	260	3.67%
Derivative financial instruments	FVTPL
	Level 2	*	*		*	*

(*)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.
(**)
The fair values of the notes payable quoted market prices at the end of the reporting period are within level 1 of the fair value hierarchy. The fair values of other instruments under AC categories were calculated based on observable weighted average of interest rates derived from quoted market prices of the Group's notes payable and bank quotes of rates of similar terms and nature, are within level 2 of the fair value hierarchy.

See also note 15 in respect of borrowings and notes payable.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2015	2016
	In millions
Trade (current and non-current)	1,763	1,545
Deferred interest income (note 2(n)(3))	(45)	(32)
Allowance for doubtful accounts	(169)	(190)
	1,549	1,323
Current	1,057	990
Non – current	492	333

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (13-36 monthly payments (mainly 36)). The amount is computed on the basis of the interest rate relevant at the date of the transaction (2015 – 3.73% - 4.21%) (2016 – 3.72% - 4.72%).

During 2015 and 2016 the Company factored some trade receivables resulting from sales of equipment through credit cards in an amount of NIS 165 million and NIS 72 million, respectively. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. The resulting costs were charged to "finance expenses" in the statement of income, as incurred. The Group does not have continuing involvement in the factored trade receivables.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2014, 2015 and 2016 are as follows:

	New Israeli Shekels
	Year ended
	2014	2015	2016
	In millions
Balance at beginning of year	202	166	169
Receivables written-off during the year as
uncollectible	(74)	(61)	(61)
Charge or expense during the year	38	64	82
Balance at end of year	166	169	190

Doubtful accounts expenses are recorded in the statement of income under General and administrative expenses. See note 6(a)(3) regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – TRADE RECEIVABLES (continued)

(b)	Allowance for doubtful accounts (continued) The aging of gross trade receivables and their respective allowance for doubtful accounts as of December 31, 2015 and 2016 is as follows:

	New Israeli Shekels
	December 31
	2015		2016
	In millions
	Gross	Allowance	Gross	Allowance
Less than one year	1,679	108	1,420	101
More than one year	84	61	125	89
	1,763	169	1,545	190

NOTE 8 – INVENTORY

	New Israeli Shekels
	December 31
	2015	2016
	In millions
Handsets and devices	82	60
Accessories and other	16	9
Spare parts	20	22
ISP modems, routers, servers and related equipment	2	5
	120	96

Write-offs recorded	5	6
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	898	673

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INVESTMENT IN PHI

Network sharing agreement and right of use

On November 8, 2013 the Company and Hot Mobile Ltd. ("Hot Mobile") entered into a 15-year network sharing agreement ("NSA"), which was approved by the Antitrust Commissioner as described below, and by the Ministry of Communications. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (hereinafter "PHI"), which operates and develops a radio access network shared by both parties, starting with a pooling of both parties' radio access network infrastructures creating a single shared pooled radio access network (the "Shared Network"). The parties also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership. In May 2014, the Antitrust Commissioner (the "Commissioner") approved the NSA, subject to conditions that include: (a) Prohibition on exchange of information that is not required for the activities of PHI; (b) Limitations with respect to the serving as an officer or employee in either of the companies concurrent with serving as an officer or employee in PHI and certain cooling off periods were set in case of transition of officers and employees from PHI to the companies. However, this should not prevent PHI from employing employees or officers, that are currently serving as employees or officers in the companies (that is, employees will move to PHI and work for PHI only); (c) As of April 2021, the Commissioner will be allowed to notify the parties of the cancellation of his resolution, if at that time it will be of his opinion that the establishment of PHI, its existence or operations are liable to be substantively detrimental to competition, in which case the parties will be required to cease sharing the active part of the shared network within two years and the passive parts within five years from the Antitrust Commissioner's notice to that effect.

In February 2016, HOT Mobile exercised its option under the NSA to advance the payment date of a onetime amount of NIS 250 million ("Lump Sum"), which was received by the Group in 2016. Therefore in accordance the NSA from April 2016 onward (i) each party bears half of the expenditures relating to the Shared Network, and (ii) the bearing of the operating costs of the Shared Network is according to a pre-determined mechanism, according to which one half of the operating costs is shared equally by the parties, and one half is divided between the parties according to the relative volume of traffic consumption of each party in the Shared Network (the "Capex-Opex Mechanism").

The Lump Sum is treated by the Group as payments for rights of use of the Group's network and therefore recognized as deferred revenue which is amortized to revenues in the income statement over a period of eight years, which is determined to be the shorter of the expected period of the arrangement or the expected life of the related assets.

The NSA term will be automatically extended for consecutive terms of five years each, unless either party provided the other party with prior notice of at least two years prior to the commencement of the respective extended term. At any time after the eighth anniversary of the NSA's effective date (i.e. following April  2023), either party may provide the other party with two years termination notice, and terminate the NSA, without cause, effective as of the end of the said two-year period. On the expiry of the NSA, other than following a material breach, the parties shall divide the network between themselves according to a mechanism provided by the NSA, based on the parties then-respective interests in PHI, with priority that each party shall first receive its own assets.

On November 8, 2013, the Company and Hot Mobile entered into a separate Right of Use agreement which was valid until March 2016 ("ROU"), under which the Company provided services to Hot Mobile, in the form of access to use its cellular network. According to the ROU, Hot Mobile paid the Company fixed base payments together with additional variable payments which were based, among other things, on traffic exceeding a defined threshold. Hot Mobile ceased making payments under the ROU from April 2016. In 2015 and 2016, the Company recorded revenues relating to the ROU in amounts of approximately NIS 120 million and NIS 51 million, respectively.

See also note 26(d) with respect to transactions and balances with PHI.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INVESTMENT IN PHI (continued)

The associates of the Group as at December 31, 2016, of which the Group holds 50% of ownership interests are: P.H.I. Networks (2015) Limited Partnership ("PHI"), and Net 4 P.H.I Ltd. (see also note 2(c)(2) and note 4(b)(3)). Both are incorporated and operate in Israel. Set out below is summarized financial information for the associates which are accounted for by the Group using the equity method.

	As at December 31
	2015	2016
	NIS in millions	NIS in millions
Current assets	26	122
Non-current assets	8	115
Current liabilities	24	110
Non-current liabilities	8	125

Supplemental information relating to associates:
Commitments for operating leases and operating
expenses	7	364
Commitments to purchase fixed assets	4	3

	Year ended December 31
	2015	2016
	NIS in millions	NIS in millions

Summarized statement of income
Revenue	94	432
Pre-tax Profit	*	*
After-tax profit	*	*
Total comprehensive income	*	*

Reconciliation to carrying amount:
Opening net assets of PHI	-	2
Profit for the period	*	*
Partners contributions	2
Closing net assets of PHI	2	2
Carrying amount: Group's share (50%)	1	1

* Representing an amount of less than NIS 1 million.

See also note 26(d) with respect to transactions and balances with PHI.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems	Optic fibers and related assets	Property, leasehold improvements, furniture and equipment	Total
	New Israeli Shekels in millions
Cost
Balance at January 1, 2014	2,504	332	450	244	3,530
Additions in 2014	237	23	19	15	294
Disposals in 2014	237	52		30	319
Balance at December 31, 2014	2,504	303	469	229	3,505

Additions in 2015	118	*	19	4	141
Disposals in 2015	423	39	2	30	494
Balance at December 31, 2015	2,199	264	486	203	3,152

Additions in 2016	66	17	22	11	116
Disposals in 2016	235	74		78	387
Balance at December 31, 2016	2,030	207	508	136	2,881

Accumulated depreciation
Balance at January 1, 2014	1,310	179	120	130	1,739
Depreciation in 2014	305	51	31	37	424
Disposals in 2014	236	52		31	319
Balance at December 31, 2014	1,379	178	151	136	1,844

Depreciation in 2015	271	45	34	26	376
Impairment charges (**)	5	7			12
Disposals in 2015	423	39	2	30	494
Balance at December 31, 2015	1,232	191	183	132	1,738

Depreciation in 2016	229	29	35	23	316
Disposals in 2016	230	74		76	380
Balance at December 31, 2016	1,231	146	218	79	1,674

Carrying amounts, net

At December 31, 2014	1,125	125	318	93	1,661
At December 31, 2015	967	73	303	71	1,414
At December 31, 2016	799	61	290	57	1,207

(*)     Representing an amount of less than 1 million.
(**)   See note 13(2)

Cost as at December 31, 2016 includes assets leased to customers under operating lease in an amount of NIS 25 million (mainly routers).

	New Israeli Shekels
	Year ended December 31
	2014	2015	2016
	In millions
Depreciation expenses and impairment charged to the income statement:
Cost of revenues	396	363	291
Selling and marketing expenses	17	16	16
General and administrative expenses	11	9	9
	424	388	316
Communication network cost additions include capitalization of salary and employee related expenses	41	30	29

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –INTANGIBLE ASSETS

Intangible assets with finite economic useful lives:

	Licenses	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(*)	Total
	New Israeli Shekels in millions
Cost
Balance at January 1, 2014	2,088	73	276	12	573	3,022
Additions in 2014				5	135	140
Disposals in 2014				4	62	66
Balance at December 31, 2014	2,088	73	276	13	646	3,096
Additions in 2015	35			6	89	130
Disposals in 2015				6	73	79
Balance at December 31, 2015	2,123	73	276	13	662	3,147
Additions in 2016				4	82	86
Disposals in 2016				4	110	114
Balance at December 31, 2016	2,123	73	276	13	634	3,119

Accumulated amortization
Balance at January 1, 2014	1,418	28	164	9	236	1,855
Amortization in 2014	84	5	24	4	111	228
Disposals in 2014				4	62	66
Balance at December 31, 2014	1,502	33	188	9	285	2,017
Amortization in 2015(**)	86	6	23	7	121	243
Impairment charges (***)		2	8			10
Disposals in 2015				6	73	79
Balance at December 31, 2015	1,588	41	219	10	333	2,191
Amortization in 2016	88	21	18	5	117	249
Disposals in 2016				4	110	114
Balance at December 31, 2016	1,676	62	237	11	340	2,326

Carrying amounts, net
At December 31, 2014	586	40	88	4	361	1,079
At December 31, 2015	535	32	57	3	329	956
At December 31, 2016	447	11	39	2	294	793

	New Israeli Shekels
	Year ended December 31
	2014	2015	2016
	In millions
Amortization expenses and impairments charged to the income statement:
Cost of revenues	200	214	210
Selling and marketing expenses	28	39	39
	228	253	249

(*) Cost additions include capitalization of salary and employee related expenses	44	35	36

(**)   See information with respect to change in estimate of economic life of the trade name in 2015 in note 2(f)(4)

(***) See note 13(2).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2014	380
Additional payments in 2014	22
Balance at December 31, 2014	402
Additional payments in 2015	34
Balance at December 31, 2015	436
Additional payments in 2016	80
Balance at December 31, 2016	516

Accumulated amortization and impairment
Balance at January 1, 2014	234
Amortization in 2014	37
Balance at December 31, 2014	271
Amortization in 2015	36
Impairment recorded in 2015	76
Balance at December 31, 2015	383
Amortization in 2016	30
Balance at December 31, 2016	413

Carrying amount, net at December 31, 2014	131

Carrying amount, net at December 31, 2015	53
Current	33
Non-current	20

Carrying amount, net at December 31, 2016	103
Current	28
Non-current	75

See also notes 17(4) and note 2(g).

The amortization and impairment charges are charged to cost of revenues in the statement of income. See also note 13(2) with respect of impairment charges in 2015.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – IMPAIRMENT TESTS

(1)	Goodwill impairment tests

Goodwill is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests as of December 31, 2014, 2015 and 2016 the recoverable amount was assessed by management with the assistance of an external independent expert (2014, 2015: "Giza Singer Even. Ltd", 2016: BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2014	2015	2016
Terminal growth rate	(negative 0.2%)	(negative 0.09%)	0.5%
After-tax discount rate	10.5%	10.3%	9.8%
Pre-tax discount rate	14.3%	13.4%	11.9%

The impairment tests as of December 31, 2014, 2015 and 2016 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2014, 2015 and 2016. See also note 4(a)(4) and note 2(h).

(2)	Impairment tests of assets with finite useful lives

No indicators for impairment or reversal of impairment of assets with finite useful lives were identified in 2016.

In 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017, this change in business induced the Group to determine that an indicator of impairment exist for the fixed-line segment. See also information with respect to change in estimate of useful life of the intangible asset trade name in note 4(a)(3) and 4(a)(2).

For the purpose of the impairment test, the assets were grouped to the lowest level for which there are separately identifiable cash flows (CGU).

(i)
The Group reviewed the recoverability of the VOB/ISP CGU assets. As a result, an impairment charge in a total amount of NIS 98 million was recognized in 2015. The impairment charge was allocated to the assets of the CGU pro rata, on the basis of the carrying amount of each asset, provided that the impairment did not reduce the carrying amount of an asset below the highest of its fair value less costs to sell and its value-in-use, and zero. Accordingly, the following impairment charges were recorded in 2015 in the assets of the above CGU:

(a)	Right of use by NIS 76 million, recorded in cost of revenues (see note 12).
(b)	Customer relationships by NIS 8 million, recorded in selling and marketing expenses.
(c)	Computers and information systems by NIS 7 million, recorded in cost of revenues.
(d)	Communication network by NIS 5 million, recorded in cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – IMPAIRMENT TESTS (continued)

(2)	Impairment tests of assets with finite useful lives (continued)

(e)	Trade name by NIS 2 million, recorded in selling and marketing expenses.

The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which was the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms. This impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i) and note 4(a)(3).

(ii)   The Group reviewed the recoverability of the ILD CGU of the fixed line segment and determined that no impairment existed as of December 31, 2015.

NOTE 14 – PROVISIONS

	Dismantling and restoring sites obligation	Legal claims**	Equipment warranty
	New Israeli Shekels in millions
Balance as at January 1, 2016	36	75	2
Additions during the year	*	19	4
Reductions during the year	(2)	(18)	(5)
Unwind of discount	1
Balance as at December 31, 2016	35	76	1
Non-current	35
Current		76	1

Balance as at December 31, 2015	36	75	2
Non-current	36
Current		75	2

*   Representing an amount of less than 1 million.
** See also note 20.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE

(1)	Borrowings and Notes Payable

The Group has received borrowings from leading Israeli commercial banks and institutions. The Group may, at its discretion prepay the borrowings, subject to certain conditions, including that the Group shall reimburse the lender for losses sustained by it as a result of the prepayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the prepayment date.

The notes payable are unsecured, non-convertible and listed for trade on the TASE.

The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2016:

	Linkage terms (principal and interest)	Annual interest rate
Notes payable series C	CPI	3.35% CPI adj.
Notes payable series D		'Makam'(*) plus 1.2%
Notes payable series E		5.5% fixed
Borrowing C		5.7% fixed
Borrowing D		5.7% fixed
Borrowing E		Prime(**) minus 0.025%
Borrowing F	CPI	3.42% CPI adj.
Borrowing G (received in 2014)		3.08% fixed
Borrowing H (received in 2014)		2.93% fixed
Borrowing I (received in 2015)		3.17% fixed
Borrowing J (received in 2015)		2.75% fixed
Borrowing K (received in 2015)		3.71% fixed
Borrowing L (received in 2015)		4.25% fixed
Borrowing M (received in 2015)		3.884% fixed
Borrowing N (see note 15(3))		4.95% fixed

(*)
'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the government of Israel. The interest is updated on a quarterly basis.
The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period from October 1, 2016 to December 30, 2016 was 1.287%.

(**)	The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2015 and 2016 was 1.60% per year.

See note 6(a)(4) as to the balances and maturities of the borrowings and the notes payable.

See note 6(c) as to the fair value of the borrowings and the notes payable.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(2)	Notes payable buy back

Following the Board of Directors' resolution in October 2015, to approve a notes buy-back plan of the Company's series B, C and E notes, which are traded on the Tel Aviv Stock Exchange, the repurchases of the following notes were executed (these notes are considered legally extinguished):

Notes payable Series B

In March 2016, the Company repurchased approximately NIS 43 million par value of notes payable series B, at an average transaction price of approximately 1.104 NIS par value. The total amount paid was approximately NIS 48 million.

Notes payable Series E

In March 2016, the Company repurchased approximately NIS 131 million par value of notes payable series E, at an average transaction price of approximately 1.073 NIS par value. The total amount paid was approximately NIS 141 million.

Notes payable Series C

In April 2016, the Company repurchased approximately NIS 54 million par value of notes payable series C, at an average transaction price of approximately 1.136 NIS par value. The total amount paid was approximately NIS 61.5 million.

The buy-back costs of the aforementioned repurchases were recorded in finance expenses in an amount of NIS 12 million.

(3)	New borrowings received

Borrowing N: On December 28, 2016, the Company received a long-term loan from a group of institutional corporations in the principal amount of NIS 250 million. The Loan will bear unlinked interest at the rate of 4.95% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2017.

(4)	Loan Commitments

On November 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The Loan will bear unlinked interest at the rate of 4.44% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

On November 30, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The Loan will bear unlinked interest at the rate of 4.34% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(4)	Loan Commitments (continued)

All the loan commitments include provisions which allow the lenders to not provide the loans should any of the events of default defined for the Company's existing loans occur prior to the date for providing the deferred loans. These events of default include non-compliance with the financial covenants set forth below, as well as other customary terms.

(5)	Financial covenants

The terms of loans require the Group to comply with financial covenants on a consolidated basis. Their main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2015 and 2016 was 5.5 and 4.5, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2015 and 2016 was 3.8 and 3.4, respectively).

EBITDA is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting,  any provisions for tax expenses, (c) and depreciation and amortization expenses, and (d) any finance costs, net.

Capital Expenditures are defined as any expenditure classified as fixed and intangible asset in the financial statements.

The Group was in compliance with all covenants stipulated for the years 2015 and 2016. The covenants are measured every six months (on June 30, and December 31) on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

The existing loans agreements allow the lenders to demand an immediate repayment of the loans in certain events (events of default), including, among others, a material adverse change in the Company's business and non-compliance with the financial covenants set in those agreements.

(6)	Negative pledge

The Company provided the lenders with a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate. See note 6 regarding the Company's exposure to market risks and liquidity risk.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(k).

(1)	Defined contribution plan

The Group had contributed NIS 17 million, NIS 15 million, NIS 14 million for the years 2014, 2015 and 2016 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan

Liability for employee rights upon retirement, net is presented as non-current liability.

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) and changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2015	204	(153)	51
Current service cost	17		17
Interest expense (income)	4	(4)	*
Employer contributions		(15)	(15)
Benefits paid	(86)	72	(14)
Remeasurements:
Experience loss (gain)	(4)	1	(3)
Loss from change in financial assumptions	(2)	*	(2)
Return on plan assets		*	*
At December 31, 2015	133	(99)	34
Current service cost	17		17
Interest expense (income)	5	(3)	2
Employer contributions		(12)	(12)
Benefits paid	(19)	9	(10)
Remeasurements:
Experience loss (gain)	9		9
Loss from change in demographic assumptions	(4)		(4)
Loss (gain) from change in financial assumptions	1		1
Return on plan assets		2	2
At December 31, 2016	142	(103)	39

(*)	Representing an amount of less than NIS 1 million

                             Remeasurements are recognized in the statement of comprehensive income.

The expected contribution to the defined benefit plan during the year ending December 31, 2017 is approximately NIS 12 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

(2)	Defined benefit plan (continued)

The principal actuarial assumptions used were as follows:

	December 31
	2015	2016
Interest rate weighted average	3.47%	2.95%
Inflation rate weighted average	1.20%	1.04%
Expected turnover rate	10% - 49%	9%-56%
Future salary increases	1% - 26%	1%-6%

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2016
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(0.7)	0.7
Expected turnover rate	0.3	(0.3)
Future salary increases	0.4	(0.4)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the pension liability recognized within the statement of financial position. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

The defined benefit plan exposes the Group to a number of risks, the most significant are asset volatility, and a risk that salary increases will be higher than expected in the actuarial calculations. The assets are invested in provident funds, managed by managing companies and are subject to laws and regulations, and supervision (including investment portfolio) of the Capital Markets, Insurance and Saving Division of the Israeli Ministry of Finance.

Expected maturity analysis of undiscounted defined benefits as at December 31, 2016:

NIS in millions
2017	27
2018	15
2019	13
2020 and 2021	21
2022 and thereafter	91
167

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. For the years 2014, 2015 and 2016 the Company recorded expenses in a total amount of approximately NIS 60 million, NIS 65 million and NIS 64 million, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. Commencing August 2016, the total amount of frequency fees of both the Company and Hot Mobile under the regulations is split between the Company and Hot Mobile, through PHI ,according to the OPEX-CAPEX mechanism (see also note 9).

(2)	At December 31, 2016, the Group is committed to acquire property and equipment and software elements for approximately NIS 20 million.

(3)	At December 31, 2016, the Group is committed to acquire inventory in an amount of approximately NIS 1,128 million.

(4)	Right of Use (ROU)

The Group signed long-term agreements with service providers to receive indefeasible Rights of Use (ROU) of international capacities through submarine infrastructures (see note 12), most extendable until 2030. As of December 31, 2016, the Group is committed to pay for capacities over the following years an amount of NIS 273 million (excluding maintenance fees) as follows:

New Israeli Shekels in millions
2017	46
2018	46
2019	46
2020	45
2021 and thereafter	90
273

In addition, under the terms of the ROU agreements, the Group is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2017-2023 is approximately NIS 69 million. All payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS (continued)

(5)
In April 2012 - the Company entered into a five-year agreement with Bezeq - The Israel Telecommunication Corp., Ltd. ("Bezeq"), effective from January 1, 2012 to December 31, 2016, for the supply of transmission services for use in Partner's mobile network. Commencing April 2015, Hot Mobile undertakes its share in these expenses through PHI according to the OPEX-CAPEX mechanism, see note 9.

(6)	Liens and guarantees

As of December 31, 2016, the Group has provided bank guarantees in respect of licenses (see note 1(d)) in an amount of NIS 100 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 71 million. The total bank guarantees provided by the Group as of December 31, 2016 is NIS 171 million.

(7)	Covenants and negative pledge – see note 15(5), (6).

(8)	See note 15(4) with respect of loan commitments.

(9)	Operating leases – see note 19.

(10)	See note 9 with respect to network sharing and PHI's commitments.

NOTE 18 – DEFERRED INCOME WITH RESPECT TO SETTLEMENT AGREEMENT WITH  ORANGE

In June 2015, the Company announced that it had entered into a settlement agreement with Orange Brand Services Ltd ("Orange") which created a new framework for their relationship and provided both Partner and Orange the right to terminate the brand license agreement which had been in force since 1998. In accordance with the terms of the settlement agreement, the Company received advance payments in a total of €90 million during 2015; €40 million of which was received between the signing of the agreement and the completion of a market study to assess the Company’s position within the dynamics of the Israeli telecommunications services market; and €50 million of which was received in the fourth quarter of 2015, following the Company’s notice to Orange of its decision to terminate the brand license agreement.

As set forth in the settlement agreement, the advance payments are to be recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.  The income is recorded in the Company’s income statement under “Income with respect to settlement agreement with Orange". For 2015 and 2016, the Company recognized income with respect to the settlement agreement in an amount of NIS 61 and NIS 217 million, respectively. Based on a legal opinion obtained by the Company, the advance payments are considered compensation payments and are therefore not subject to VAT charges.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – OPERATING LEASES

The Group has entered into operating lease agreements as follows:

(1)
The Group leases it's headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). The lease term is until the end of 2024. The rental payments are linked to the Israeli CPI.

(2)
The Group also leases call centers and retail stores. The leases for each site have different lengths and specific terms. Lease agreements for service centers and retail stores for a period of two to ten years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). Some of the rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-15%.

(3)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to ten years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). Some of the rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment mostly in a range of 2%-10%.

(4)	As of December 31, 2016 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(5)	Non-cancelable minimum operating lease rentals in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2016
In millions
2017	137
2018	107
2019	86
2020	71
2021-2022	116
2023-2024	83
2025-2026	14
2027 and thereafter	16
630

(6)	The rental expenses for the years ended December 31, 2014, 2015 and 2016 were approximately NIS 259 million, NIS 260 million, and NIS 213 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 76 million at December 31, 2016.

Described below are the main litigation and claims against the Group:

1.	Consumer claims

a.	Alleged illegal collection of charges, claims or breach of the Consumer Protection Law and Customer agreement claims

This category includes lawsuits and motions for the recognition of these lawsuits as class actions with respect to alleged unlawful collection of charges from customers or alleged breach of the Consumer Protection Law.

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 1,996 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	7	227
NIS 100-400 million	6	1,364
NIS 400 million - NIS 1 billion	1	405
Over NIS 1 billion	-	-
Unquantified claims	4	-
Total	18	1,996

With respect to 3 of the claims mentioned in the table above, the court approved these claims as class actions:

1.
On April 13, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner sent a message to its customers that their internet package was fully utilized before it was fully utilized. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 4.6 million. In June 2013, the Court approved the motion and recognized the lawsuit as a class action. In August 2013, Partner filed a request to appeal to the Supreme Court. In February 2014, the Supreme Court dismissed Partner's request, and a hearing has been set. In January 2015, the parties filed a request to approve a settlement agreement. In July 2015, the parties filed an amended request to approve the settlement agreement. In June 2016 the Court approved the request and Partner is currently implementing the approved settlement agreement. The damages that Partner is required to pay are immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

2.
On May 12, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner misled certain subscribers with respect to terms and conditions of a content back up service for cellular handsets. The total amount claimed from Partner is estimated by the plaintiffs to be approximately NIS 35 million. In August 2013, the Court approved the motion and recognized the lawsuit as a class action. In June 2016, the parties filed a request to approve a settlement agreement. In December 2016 the Court approved the request and Partner is currently implementing the approved settlement agreement. The damages that Partner is required to pay are immaterial.

3.
On September 9, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for services of various content providers which are sent through text messages (SMS). The total amount claimed from Partner is estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In February 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for, will be immaterial.

With respect to 3 claims mentioned in the table above, with a total amount of NIS 493 million (other than the 3 claims mentioned above), the parties filed requests to approve settlement agreements and with respect to 1 additional claim in the amount of NIS 187 million (other than the 3 claims mentioned above), the court approved a settlement agreement.

In addition to the claims mentioned in the table above, the court approved these claims as a class action and the settlement agreements were fully executed:

1)
During 2008, several claims and motions to certify the claims as class actions were filed against several international telephony companies including 012 Smile. The plaintiffs allege that with respect to prepaid calling card services, the defendants misled the consumers regarding certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards. The total amount of damages claimed by the plaintiffs against 012 Smile is approximately NIS 128 million. In November 2010, the court granted the plaintiffs' request and certified the lawsuit as a class action against all of the defendants. In May 2012, the parties signed a settlement agreement regarding the amended request and regarding an additional lawsuit in an amount of NIS 2.7 billion, dealing with similar issues. The parties submitted a revised settlement agreement in December 2014 that was approved by the Court in January 2015. In January 2016, the Court declared that in accordance with the documents filed with the court, the execution of the settlement agreement was completed. The damages that Partner was required to pay were immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

2)
On November 4, 2013, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully reduced the account balance of Pre-Paid subscribers. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 35 million. In October 2015, the parties filed a joint request to approve the claim as a class action. In May, 2016, the Court approved the request and in October 2016 Partner completed its obligations in accordance with the claim. The damages that Partner was required to pay were immaterial.

b.	Alleged breach of license, Telecom law

This category includes lawsuits and motions for the recognition of these lawsuits as class actions with respect to alleged breaches of licenses or the Communications Law (Telecommunications and Broadcasting).

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 745 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	13	329
NIS 100-400 million	2	416
Unquantified claims	7	-
Total	22	745

With respect to the claims in the above table, the court approved 1 claim as a class action:

On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to customers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. In September 2014, The Court approved the motion and recognized the lawsuit as a class action. Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for will be immaterial.

With respect to 3 claims mentioned in the table above, with a total amount of NIS 63 million (other than the 1 claim mentioned above), the parties filed requests to approve settlement agreements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

In addition to the claims mentioned in the table above, the court approved 2 claims as class actions and the settlement agreements were fully executed:

1)
On September 26, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged payments from customers who requested to port-in their phone number from another cellular operator for services which were given to them prior to the completion of the port-in. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 25 million. In March 2013, the Tel-Aviv District Court approved the motion and recognized the lawsuit as a class action. In February 2016, the parties filed a request to approve a settlement agreement. In May 2016, the Court approved the request and in December 2016 Partner completed its obligations in accordance with the settlement agreement. The damages that Partner was required to pay were immaterial.

2)
On May 6, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for opening handsets that were locked for use on other cellular networks (SIM lock). The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 20 million. In August 2013, the Court approved the motion and recognized the lawsuit as a class action.  In October 2013, Partner filed a request to appeal to the Supreme Court. In June 2014, the Supreme Court determined a credit mechanism for the relevant group of customers which the parties are implementing. In November 2016, the plaintiffs filed a request to the Court to approve that the verdict regarding the refund to the customers was fully executed. In January 2017 Partner completed its obligations in accordance with the claim. The damages that Partner was required to pay were immaterial.

2.	Employees and suppliers claims

This category includes 2 claims with respect to employees and suppliers issues: a claim and a motion for the recognition of this claim as a class action in the amount of NIS 100 million (in September 2016, the parties filed a request to approve a settlement agreement regarding this claim) and a civil lawsuit in the amount of NIS 40 million.

3.	Other claims

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

B.	Contingencies in respect of building and planning procedures

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

(2)
Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2016 the Company provided the local authorities with 511 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

PARTNER COMMUNICATIONS COMPANY LTD.

 (An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – EQUITY AND SHARE BASED PAYMENTS

a.	Share capital:

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs"). Since November 2011, Citibank, N.A. serves as the Company's depository for ADSs. The holders of ordinary shares are entitled vote in the general meetings of shareholders and to receive dividends as declared.

Under the provisions of the Company's licenses (note 1(d)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement of advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party. The restrictions require that the "founding shareholders or their approved substitutes", as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications.

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party. Of which 3,603,578 remained as of December 31, 2016. Of which 2,061,201 were allocated as of December 31, 2016 to a trustee on behalf of the Company's employees under the Company's Equity Incentive Plan (see (b) below). These shares are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested (restricted shares ("RSAs")).

b.	Share based compensation to employees

(1)	Description of the Equity Incentive Plan

Share options and restricted shares were granted to employees in accordance with the 2004 Amended and Restated Equity Incentive Plan (formerly known as the 2004 Equity Incentive Plan or as 2004 Share Option Plan (the "Plan")). On June 18, 2014, the Company's Board of Directors approved certain amendments to the Company's Equity Incentive Plan (the "Plan"). The main amendments to the Plan include: (a) the extension of the Plan for an additional ten years from July 2014 until July 2024; and (b) the addition of the ability to allocate restricted shares ("RSAs") to the Company's employees and officers and necessary related amendments to the Plan (in particular, regarding the right to vote at the general meetings of shareholders and the right to receive dividends distributed with respect to the restricted shares). The committee may set performance targets as a vesting criterion (independently or in combination with other criteria). The plan was further amended in 2015 to the increase of the number of shares which may be granted under the Plan up to a total of 22,917,000 shares. On March, 2016, the Board of Directors approved certain amendments to the Plan.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

(1)	Description of the Equity Incentive Plan (continued)

The  amendments to the Plan include: (a) amendment to the cashless exercise formula; (b) the ability to allocate restricted share units to the Company’s employees and office holders; (c) automatic extension of the exercise period due to black-out periods; (d) adjustments to the grantee’s rights under any granted securities due to the occurrence of certain events, including a rights offering; (e) a provision allowing the Company's management bodies to decide to pay a grantee the financial benefit embedded in his equity compensation in cash compensation instead of equity compensation, in certain events in which the Company is unable to issue shares resulting from exercise of options or RSUs or to release any restricted share to a grantee; (f) extension of the exercise period as a result of a change of control event; (g) a provision that allows the Company to limit a grantee from making transactions in the granted securities in connection with any underwritten public offering of the Company and (h) certain exercise restrictions in accordance with the Tel Aviv stock exchange rules. These amendments are subject to the approval of the Israeli Tax Authority and the Israeli Securities Authority. The total number of Company's shares reserved for issuance upon exercise of all options or upon the earning of the restricted shares granted under the Plan is 22,917,000, of which 2,699,943 remained ungranted as of December 31, 2016. The vesting of the options and the earning of the restricted shares are subject to vesting/restriction periods. The vesting of the options and the earning of the restricted shares granted after June 2014 are also subject to performance conditions set by the Company's organs. The Company expects that the performance conditions will be met. The Plan's principal terms of the options include:

-
Exercise price adjustment: The exercise price of options shall be reduced in the following events: (1) dividend distribution other than in the ordinary course: by the gross dividend amount so distributed per share, and (2)  dividend distribution in the ordinary course: the exercise price shall be reduced by the amount of a dividend in excess of 40% of the Company’s net income for the relevant period per share, or by the gross dividend amount so distributed per share ("Full Dividend Mechanism"), depending on the date of granting of the options.

-
Cashless exercise:  Most of the options may be exercised only through a cashless exercise procedure, while holders of other options may choose between cashless exercise and the regular option exercise procedure. In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

(2)	Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2016
	Number of options	Number of RSAs
Granted	30,102,849	3,791,622
Shares issued upon exercises and vesting	(6,111,330)	(864,412)
Cancelled upon net exercises, expiration
and forfeitures	(12,705,618)	(971,796)
Outstanding	11,285,901	1,955,414
Of which:
Exercisable	5,912,904
Vest in 2017	2,535,575	916,070
Vest in 2018	2,481,751	890,588
Vest in 2019	355,671	148,756

As of December 31, 2016 the Company expects to record a total amount of compensation expenses of approximately NIS 31 million during the next three years with respect to options and restricted shares.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

(3)	Options and RSAs status summary as of December 31, 2014, 2015 and 2016 and the changes therein during the years ended on those dates:

	Year ended December 31
	2014		2015		2016
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Share Options:		NIS		NIS		NIS
Outstanding at the beginning of the year	6,928,382	43.46	8,962,116	32.08	12,686,317	29.52
Granted during the year	3,897,270	26.25	5,519,031	17.41	998,433	18.14
Exercised during the year	(828,950)	16.30	(32,880)	13.12	(284,251)	15.74
Forfeited during the year	(334,570)	32.83	(1,459,215)	28.7	(1,219,648)	20.58
Expired during the year	(700,016)	57.72	(302,735)	58.61	(894,950)	38.16
Outstanding at the end of the year	8,962,116	32.08	12,686,317	29.52	11,285,901	29.14
Exercisable at the end of the year	4,902,943	47.25	4,615,076	45.97	5,912,904	37.77
Shares issued during the year due exercises	385,943		14,511		47,484

RSAs:
Outstanding at the beginning of the year			1,589,990		2,900,626
Granted during the year	1,594,850		1,779,596		417,176
Vested during the year			(6,015)		(858,397)
Forfeited during the year	(4,860)		(462,945)		(503,991)
Outstanding at the end of the year	1,589,990		2,900,626		1,955,414

	Options granted in 2014	Options granted in 2015	Options granted in 2016
Weighted average fair value of options granted using the
Black & Scholes option-pricing model – per option (NIS)	6.92	5.37	5.02
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	31.66%	39.28%	39.5%
Risk-free interest rate	1.00%	0.54%	0.54%
Expected life (years)	4	3	3
Dividend yield	*	*	*

*   Due to the Full Dividend Mechanism the expected dividend yield used in the fair value determination of such options was 0% for the purpose of using the Black & Scholes option-pricing model.

The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition. The fair value of RSAs was evaluated based on the stock price on grant date.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

(4)	Information about outstanding options by expiry dates

Share options outstanding as of December 31, 2016 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2017	748,729	42.07
2018	50,000	23.61
2019	1,218,271	49.82
2020	2,915,328	37.14
2021	5,175,460	19.99
2022	1,178,113	20.14
	11,285,901	29.14

 PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – EXPENSES

(a) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2014	2015	2016
	In millions
Transmission, communication and content providers	981	888	814
Cost of equipment and accessories	738	852	625
Wages, employee benefits expenses and car maintenance	366	320	270
Depreciation and amortization (including impairment)	596	577	501
Costs of handling, replacing or repairing equipment	88	88	93
Operating lease, rent and overhead expenses	332	315	258
Network and cable maintenance	120	145	150
Internet infrastructure and service providers	29	49	68
Car kit installation, IT support, and other operating
expenses	86	72	62
Amortization of rights of use (including impairment)	37	112	30
Other	46	54	53
Total cost of revenues	3,419	3,472	2,924

(b) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2014	2015	2016
	In millions
Wages, employee benefits expenses and car maintenance	205	206	177
Advertising and marketing	49	30	68
Selling commissions, net	83	77	82
Depreciation and amortization (including impairment)	45	55	55
Operating lease, rent and overhead expenses	25	27	29
Other	31	22	15
Total selling and marketing expenses	438	417	426

(c) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2014	2015	2016
	In millions
Wages, employee benefits expenses and car maintenance	71	84	101
Bad debts and allowance for doubtful accounts	39	63	82
Professional fees	27	31	32
Credit card and other commissions	18	16	14
Depreciation	11	9	9
Other	27	20	25
Total general and administrative expenses	193	223	263

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – EXPENSES (continued)

(d) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2014	2015	2016
	In millions
Wages and salaries including social benefits, social
security costs, pension costs and car maintenance
before capitalization	683	622	537
Less: expenses capitalized (notes 10, 11)	(85)	(65)	(65)
Service costs: defined benefit plan (note 16)	19	21	17
Service costs: defined contribution plan (note 16)	17	15	14
Amortization of share based compensation (note 21(b))	8	17	45
	642	610	548

See also note 28 with respect of collective employment agreement.

NOTE 23 – OTHER INCOME, NET

	New Israeli Shekels Year ended December 31,
	2014	2015	2016
	In millions
Unwinding of trade receivables	47	46	41
Other income, net	2	*	4
Capital gain from property and equipment	1	1	*
	50	47	45

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2014	2015	2016
	In millions
Net foreign exchange rate gains			7
Fair value gain from derivative financial instruments, net		2	*
CPI linkage income		9	2
Interest income from cash equivalents	3	1	1
Other	*	1	3
Finance income	3	13	13

Interest expenses	123	136	105
CPI linkage expenses	3
Fair value loss from derivative financial instruments, net	7
Net foreign exchange rate losses	18	9
Other finance costs	11	11	13
Finance expenses	162	156	118
	159	143	105

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 – INCOME TAX EXPENSES

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007 were measured in real terms, having regard to the changes in the Israeli CPI. Commencing the tax-year 2008 and thereafter the Company and its subsidiaries are measured for tax purposes in nominal values, except for certain transition provisions: certain losses carryforward for tax purposes, and certain tax deductible depreciation expenses are adjusted to the changes in the CPI until the end of 2007.

b.	Corporate income tax rates applicable to the Group

The Group is taxed according to the regular corporate income tax in Israel.

On August 5, 2013, the Law for Change of National Priorities (Legislative Amendments for Achieving the Budgetary Goals for 2013-2014), 2013 was published, enacts, among other things, the raising of the corporate tax rate beginning in 2014 and thereafter to 26.5% (instead of 25%).

In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate in 2016 and thereafter, from 26.5% to 25%.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year), 2016 was published, enacting that the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter.

The above reductions (in January and December 2016) of the corporate tax rate resulted in a reduction of NIS 7 million in the Group's deferred tax assets in 2016, which was recognized as an expense in the income statement.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - INCOME TAX EXPENSES (continued)

c.	Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2014	Charged to the income statement	Charged to other comprehen-sive income	As at December 31, 2014	Charged to the income statement	Charged to other comprehen-sive income	As at December 31, 2015	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2016
Allowance for doubtful accounts	54	(10)		44	1		45	6		(6)	45
Provisions for employee rights	18	(1)	2	19	(4)	(1)	14	*	2	(2)	14
Depreciable fixed assets and software	(92)	22		(70)	17		(53)	13		5	(35)
Intangibles, deferred expenses and carry forward losses	23	(16)		7	15		22	(8)		(5)	9
Options granted to employees	1	*		1	2		3	4		(1)	6
Other	8	1		9	9		18	(18)		2	2
Total	12	(4)	2	10	40	(1)	49	(3)	2	(7)	41

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - INCOME TAX EXPENSES (continued)

c.	Deferred income taxes (continued)

	New Israeli Shekels
	December 31,
	2015	2016
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	92	87
Deferred tax assets to be recovered within 12 months	50	37
	142	124
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	85	72
Deferred tax liabilities to be recovered within 12 months	8	11
	93	83
Deferred tax assets, net	49	41

d.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (b) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2014	2015	2016
	In millions
Profit (loss) before taxes on income,
as reported in the income statements	241	(36)	88
Theoretical tax expense	64	(9)	22
Increase in tax resulting from disallowable deductions	15	7	11
Taxes on income in respect of previous years		7	(4)
Change in corporate tax rate, see (b) above			7
Other	*	(1)	*
Income tax expenses	79	4	36

 * Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25- INCOME TAX EXPENSES (continued)

e.	Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31
	2014	2015	2016
	In millions
For the reported year:
Current	72	37	31
Deferred, see (c) above	4	(40)	2
Effect of change in corporate tax rate on
deferred taxes			7
In respect of previous year:
Current	3	7	(4)
	79	4	36

f.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2013.

2)	A subsidiary has received final corporate tax assessments through the year ended December 31, 2013.

3)	As general rule, tax self-assessments filed by another two subsidiaries through the year ended December 31, 2012 are, by law, now regarded as final.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2014	2015	2016
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	20	23	22
Long term employment benefits	3	4	3
Employee share-based compensation
expenses	2	4	17
	25	31	42

	New Israeli Shekels
	December 31,
	2015	2016
Statement of financial position items - key management	In millions
Current liabilities:	7	10
Non-current liabilities:	14	12

b.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

c.
Principal shareholder: On January 29, 2013, S.B. Israel Telecom Ltd. completed the acquisition of 48,050,000 ordinary shares of the Company and became the Company's principal shareholder. See also note 1(a).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

d.	Associates – investment in PHI

Balances and transactions with PHI (see also note 9):

	New Israeli Shekels
	Year ended December 31
	2015	2016
	In millions
Cost of revenues	(7)	(2)

	New Israeli Shekels
	December 31,
	2015	2016
	In millions
Deferred expenses - Right of use	4	41
Current assets (liabilities)	25	(5)

NOTE 27 –EARNINGS (LOSS) PER SHARE

Following are data relating to the net income (loss) and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2014	2015	2016
Profit (loss) used for the computation of
basic and diluted EPS (NIS in millions)	162	(40)	52

Weighted average number of shares used
in computation of basic EPS (in thousands)	155,802	156,081	156,268

Add - net additional shares from assumed
exercise of employee stock options and restricted
shared (in thousands)	598	0	1,828

Weighted average number of shares used in
computation of diluted EPS (in thousands)	156,400	156,081	158,096

Number of options and restricted shares not taken into
account in computation of diluted earnings per share,
because of their anti-dilutive effect (in thousands)	8,101	15,587	8,906

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 – COLLECTIVE EMPLOYMENT AGREEMENT

The Company, the employees' representatives and the Histadrut New General Labor Organization, have reached understandings regarding a retirement plan that includes, among others, an increased retirement payment and range of benefits. This plan is a continuation of the necessary efficiency measures that the Company has initiated over the last few years. As a result, the Company recorded a onetime expense of approximately NIS 35 million in the third quarter of 2015.

The Company signed in 2016 a collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization. The agreement includes an organizational chapter that is for a period of three years (2016-2018) and an economic chapter that is valid for the years 2017 and 2018.

The cost of the 2017 economic chapter is estimated at approximately NIS 7 million in addition to the implementation of all of the sections of the 2016 economic chapter (which is estimated at approximately NIS 10 million). The total estimated amount of the expense in 2017, for the collective employment agreement, is therefore expected to be higher than 2016 by approximately NIS 17 million.

The cost of the 2018 economic chapter is estimated at approximately NIS 23 million, in addition to the estimated expense for the Company for 2017 for the collective employment agreement.

The collective employment agreement also refers to the participation of employees in the Company's profits and regulates the eligibility conditions for receipt of these awards for the years 2017 and 2018.

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2016

The following report is a summary only, and is not intended to be a comprehensive review of the company’s business and results of its operations and financial condition for the year 2016. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission (the "Form 20-F"). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

This report, as well as Form 20-F, includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the future entry of cellular networks worldwide into fifth generation (5G), the Company’s strategic projects for the coming years, that are intended to diversify our revenue streams for the Company and to enable us to offer our customers a full communications offering through an independent and advanced infrastructure; the operating system that we expect to provide to our customers in the future TV project; the dependency of the Company's fiber optic based infrastructure project, among others, on the regulator's assistance and steps that the regulator will take to ensure we will not be blocked in establishing our new and advanced network; the developments in the IoT fields that depend on development of the communications infrastructures; and the expected decrease of the Israeli corporate tax rate and its impact on the Company's effective tax rate. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks see “Item 3D Risk Factors,” “Item 4 Information On The Company”, “Item 5 Operating And Financial Review And Prospects,” “Item 8A.1 Legal And Administrative Proceedings” and “Item 11 Quantitative And Qualitative Disclosures About Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels.  This report contains translations of NIS amounts into US dollars at December 31, 2016 NIS 3.845 =US$ 1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Consolidated Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Composition of revenues and cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2015	2016
	In millions

Service revenues	2,992	2,752
Equipment revenues	1,119	792
Total revenues	4,111	3,544

Cost of revenues – Services	2,592	2,276
Cost of revenues – Equipment	880	648
Total Cost of revenues	3,472	2,924

Gross profit	639	620

Total revenues. In 2016, total revenues were NIS 3,544 million (US$ 922 million), a decrease of 14% from NIS 4,111 million in 2015.

Revenues from services. Service revenues in 2016 totaled NIS 2,752 million (US$ 716 million), a decrease of 8% from NIS 2,992 million in 2015.

Revenues from equipment. Equipment revenues in 2016 totaled NIS 792 million (US$ 206 million), a decrease of 29% from NIS 1,119 million in 2015, largely reflecting a decrease in the volume of equipment sales.  This decrease was mainly related to the tightening of the Company’s customer credit policy, whereby stricter requirements were imposed for customers to be accepted for long term financing plans under which the customer pays for the equipment through monthly payments (generally over 12 to 36 months).

Gross profit from service revenues. The gross profit from service revenues in 2016 was NIS 476 million (US$ 124 million), compared with NIS 400 million in 2015, an increase of 19%. The trend in gross profit from service revenues was positively affected by expenses of NIS 88 million recorded in 2015 due to the impairment charge on the right of use on international fiber optic cables (NIS 76 million), on computers and information systems (NIS 7 million) and on the communication network (NIS 5 million). Compared with gross profit from service revenues excluding the impact of these impairment charges in 2015, gross profit from service revenues in 2016 decreased by 2%, largely reflecting the decrease in service revenues, partially offset by the decrease in the cost of service revenues. See also Note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2016 was NIS 144 million (US$ 37 million), compared with NIS 239 million in 2015, a decrease of 40%, mainly reflecting both the decrease in the volume of equipment sales, as described above, and lower profit margins from sales which resulted largely from the tightening of the Company’s customer credit policy (since profit margins are higher for sales with long term financing plans), as well as a change in product mix towards products with lower profit margins. See also “Item 5D.2 Outlook”.

Selling, marketing, general and administrative expenses. Selling, marketing, general and administrative expenses totaled NIS 689 million (US$ 179 million) in 2016, an increase of 8% from 2015. Selling, marketing, general and administrative expenses for 2015 included expenses in the amount of NIS 10 million that were recorded following the impairment charge on customer relationships (NIS 8 million) and on the trade name (NIS 2 million). Compared with selling, marketing, general and administrative expenses excluding the impact of these impairment charges in 2015, selling, marketing, general and administrative expenses increased by 9%.  This increase mainly reflected an increase in advertising and marketing expenses related, in part, due to the marketing activities related to the rebranding of the Company, and an increase in bad debts and allowance for doubtful accounts expenses which was mainly related to historical transactions. See also Note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 2,324 million (US$ 604 million) in 2016, a decrease of 6% or NIS 139 million from 2015. Total operating expenses (“Opex”) (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) includes cost of service revenues (NIS 2,276 million in 2016) and selling, marketing, general and administrative expenses (NIS 689 million in 2016), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 641 million in 2016).

Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses in 2016 decreased by 8% compared with 2015. See also Note 22 to our consolidated financial statements.

Income with respect to settlement with Orange. In 2016, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 217 million (US$ 56 million) compared with NIS 61 million recorded in 2015.  As set forth in the settlement agreement, the advance payments received from Orange will continued to be recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.  See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.”,“5D.2 Outlook”  and Note 18 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 45 million (US$ 12 million) in 2016, compared to NIS 47 million in 2015, a decrease of 4%, mainly reflecting a decrease in income from the unwinding of trade receivables. See also Note 23 to our consolidated financial statements.

Operating profit. Reported operating profit for 2016 was NIS 193 million (US$ 50 million), an increase of 80% compared with reported operating profit of NIS 107 million in 2015. Compared with operating profit for 2015 before the impairment charges described above (NIS 98 million), operating profit decreased by 6%.

Finance costs, net. Finance costs, net in 2016 were NIS 105 million (US$ 27 million), a decrease of 27% compared with NIS 143 million in 2015. The decrease reflected lower interest payment expenses due to the lower average level of debt, as well as gains from foreign exchange movements in 2016 compared with losses from foreign exchange in 2015 and lower early debt repayment expenses.  This decrease in finance costs was partially offset by higher linkage expenses due to the higher CPI level. See also “Item 5B Liquidity and Capital Resources.”

Profit (loss) before income tax. Profit before income taxes for 2016 was NIS 88 million (US$ 23 million), compared with loss before income tax of NIS 36 million in 2015. Compared with profit before income tax in 2015 excluding the impact of the impairment charges described above (NIS 98 million), profit before income tax in 2016 increased by 42%, reflecting principally the decrease in finance costs, net which more than offset the decrease in operating profit excluding impairment charges.

Income taxes on profit. Income taxes on profit for 2016 were NIS 36 million (US$ 9 million), compared to income taxes on loss of NIS 4 million in 2015.

In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate, from 26.5% to 25%, for the year 2016 and thereafter. In addition, in December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year), 2016 was published, enacting that the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter.  These reductions of the corporate tax rate resulted in a reduction of NIS 7 million in the Group's deferred tax assets in 2016, which was recognized as an income tax expense.

The Company’s effective tax rate is expected to continue to be higher than the corporate tax rate mainly due to nondeductible expenses. See also Note 25 to our consolidated financial statements.

Profit (Loss). Reported profit in 2016 was NIS 52 million (US$ 14 million), compared with loss of NIS 40 million in 2015. Compared with profit in 2015 before impairment charges (NIS 72 million after income tax), profit in 2016 increased by 62%. Based on the weighted average number of shares outstanding during 2016, basic earnings per share or ADS was NIS 0.33 (US$ 0.09), compared to basic loss per share of NIS 0.26 in 2015.

For information regarding potential downward impacts on profits in 2017, see “Item 5D.2 Outlook.”

Adjusted EBITDA. Adjusted EBITDA in 2016 totaled NIS 834 million (US$ 217 million), a decrease of 5% from NIS 876 million in 2015. As a percentage of total revenues, Adjusted EBITDA in 2016 was 24%, compared with 21% in 2015.

.
Results Of Operation By Segment For The Year Ended December 31, 2016 Compared To The Year Ended December 31, 2015

Cellular Services Segment

The impairment charge on fixed-line assets in 2015 did not have any impact on the results for the cellular services segment.

Total revenues. Total revenues for the cellular segment in 2016 were NIS 2,828 million (US$ 735 million), a decrease of 16% from NIS 3,348 million in 2015.

Revenues from services. Service revenues for the cellular segment in 2016 totaled NIS 2,099 million (US$ 546 million), a decrease of 9% from NIS 2,297 million in 2015. The decrease was mainly a result of the continued downward pressures on the prices of post-paid and pre-paid cellular services as a result of the continued competition in the cellular market.  As an illustration of the level of competition in the cellular market, approximately 2.3 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2016, only slightly fewer than the estimated 2.5 million switchers in 2014 and 2015.

Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally to obtain a lower monthly fee) within the Company.

In addition, cellular segment service revenues were negatively affected by a decrease in revenues from wholesale services provided to other operators hosted on the Company’s network, and in particular as a result of the termination of the Right of Use Agreement with HOT Mobile from the second quarter of 2016, as a result of which revenues recorded related to the Right of Use Agreement decreased from approximately NIS 120 million in 2015 to approximately NIS 51 million in 2016. See "Item 5A.1e Right of Use Agreement with HOT Mobile".  This decrease was partially offset by the amortization to revenues of the Lump Sum payment from HOT Mobile under the Network Sharing Agreement in an amount of approximately NIS 23 million (US$ 6 million) in 2016.

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 180 million (US$ 47 million) in 2016, a decrease of 22% from approximately NIS 230 million in 2015, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers, which was largely attributed to pre-paid subscribers moving to post-paid subscriber packages due to the significant price declines (and hence increased attractiveness) for these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2016 totaled NIS 729 million (US$ 190 million), a decrease of 31% from NIS 1,051 million in 2015, reflecting a decrease in the volume of sales, mainly related to the tightening of the Company’s customer credit policy, whereby stricter requirements were imposed for customers to be accepted for long term financing plans, whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months).

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2016 was NIS 133 million (US$ 34 million), compared with NIS 219 million in 2015, a decrease of 39%. This decrease reflected both the decrease in the volume of equipment sales, as described above, and lower profit margins from sales which was also a result of the tightening of the Company’s customer credit policy (since profit margins are higher for sales with long term financing plans), as well as a change in product mix towards products with lower profit margins. See also “Item 5D.2 Outlook”.

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 11% from NIS 1,856 million in 2015 to NIS 1,659 million (US$ 431 million) in 2016, mainly reflecting decreases in cellular network and cable maintenance expenses, in part related to the implementation of the cost sharing mechanism under the Network Sharing Agreement with HOT Mobile, and decreases in expenses related to lower payments to transmission, communication and content providers.

Selling, marketing, general and administration expenses. Selling, marketing, general and administration expenses for the cellular segment in 2016 amounted to NIS 571 million (US$ 149 million), an increase of 13% from NIS 506 million in 2015. The increase mainly reflected an increase in advertising and marketing expenses related, in part, to the marketing activities connected to the rebranding of the Company, and an increase in bad debts and allowances for doubtful accounts expenses which was mainly related to historical transactions. See also Note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the cellular segment totaled NIS 1,928 million (US$ 501 million) in 2016, a decrease of 5% or NIS 96 million from 2015. See also Note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses decreased by 5%.

Income with respect to settlement with Orange. In 2016, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 217 million (US$ 56 million) compared with NIS 61 million recorded in 2015.  As set forth in the settlement agreement, the advance payments received from Orange will continued to be recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period. See also Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.” above and Note 18 to our consolidated financial statements.

Operating profit. Overall, operating profit for the cellular segment in 2016 was NIS 68 million (US$ 18 million), a decrease of 6% or NIS 4 million compared with NIS 72 million in 2015, reflecting the impact of the decreases in service revenues and gross profits from cellular segment equipment sales, which were partially offset by the reduction in total operating expenses and the increase in income with respect to settlement with Orange.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 562 million (US$ 146 million) in 2016, decreasing by 6% from NIS 597 million in 2015, for the same reasons as the decrease in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2016 was 20%, compared with 18% in 2015.

Fixed Line Services Segment

Total revenues. Total revenues in 2016 for the fixed-line segment were NIS 929 million (US$ 242 million), a decrease of 5% compared with NIS 974 million in 2015.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 866 million (US$ 225 million) in 2016, a decrease of 4% compared with NIS 906 million in 2015. The decrease mainly reflected a decrease in revenues from international calls  (including in the market for wholesale international traffic) as well as decreases in revenues from other fixed line services including local lines and ISP services. Our subscriber market share in the ISP segment continues to be eroded as a result of the strong competition in the market from both existing and new service providers.

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2016 totaled NIS 63 million (US$ 17 million), a decrease of 7% compared with NIS 68 million in 2015. The decrease mainly reflected a decrease in the sale of non-core fixed line equipment, including tablets, televisions, streamers and other audio visual devices, which was partially offset by an increase in fixed line equipment for business customers including sales of advanced business solutions.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2016 was NIS 11 million (US$ 3 million), compared with NIS 20 million in 2015, a decrease of 45%,  mainly reflecting the decrease in the sale of non-core fixed line equipment, as described above.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment decreased by 16% from NIS 736 million in 2015 to NIS 617 million (US$ 160 million) in 2016. The cost of service revenues in 2015 was negatively affected by expenses in the amount of NIS 88 million that were recorded following the impairment charge on the right of use on international fiber optic cables (NIS 76 million), on computers and information systems (NIS 7 million) and on the communication network (NIS 5 million). Compared with the cost of service revenues in 2015, excluding the impact of the impairment charges taken for that year, the cost of service revenues in 2016 decreased by 5%, reflecting decreases in transmission and communication provider expenses, salaries and related expenses, and in depreciation expenses, partially offset by increases in expenses related to payments to internet infrastructure and service providers. See also Note 22 to our consolidated financial statements.

Selling, marketing, general and administration expenses. Selling, marketing, general and administration expenses for the fixed-line segment in 2016 amounted to NIS 118 million (US$ 31 million), a decrease of 12% from NIS 134 million in 2015. Selling, marketing, general and administration expenses for 2015 included expenses in the amount of NIS 10 million that were recorded following the impairment charge on customer relationships (NIS 8 million) and on the trade name (NIS 2 million). Compared with selling, marketing, general and administration expenses excluding the impact of these impairment charges in 2015, the decrease in selling, marketing, general and administration expenses in 2016 was 5%. See also Note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the fixed-line segment totaled NIS 609 million (US$ 158 million) in 2016, a decrease of 6% or NIS 41 million from 2015. See also Note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses decreased by 15%.

Operating profit. Operating profit for the fixed-line segment was NIS 125 million (US$ 33 million) in 2016, an increase of 257% compared to NIS 35 million in 2015. Operating profit for 2015 included impairment charges, as described above, in the amount of NIS 98 million. Compared with operating profit excluding the impairment charges in 2015, operating profit in 2016 decreased by 6%, mainly reflecting the impact of the decreases in service revenues and in gross profit from equipment sales, partially offset by the reduction in total operating expenses, as explained above.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment decreased by 3% from NIS 279 million in 2015 to NIS 272 million (US$ 71 million) in 2016, for the same reasons as the decrease in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2016 was 29%, unchanged from 2015.

Annex “C”

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
None of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	[1]Cancelled

21.5
[2]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee[3].

[1]	Amendment No. 52

[2]	Amendment No. 3

21.7	(a)	Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24

[3]	Amendment No. 4

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes[4]  reduces to less than 26% [5] [6] [7] of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.[10]

[4]	Amendment No. 25

[5]	Amendment No. 9

[6]	Amendment No. 28

[7]	Amendment No. 31

[8]	Amendment No. 31

[9]	Amendment No. 25

[10]	Amendment No. 31

22.
Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes[1]

22A.1.	The total cumulative holdings of the "Founding Shareholders or their

22A.2	The total cumulative holdings of "Israeli Entities", one or more, that are

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

[11]
Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters.

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8     The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; [12]the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

[12]	Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION OF THE BINDING
HEBREW VERSION OF THE DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]
Date: September  14, 2017

Partner Communications Company Ltd.

Deed of Vote - Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices)  (2005)

Name of the Company
Partner Communications Company Ltd. (the “Company”).

Type, date and place of general meeting
Annual General Meeting (the “AGM”) will be held on Tuesday, October 24, 2017 at 14:00 (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-7814191.

Pursuant to the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to item 4 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”). For the shareholder’s convenience, items 1-3 on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

For the shareholders’ convenience, items 1-3  on the agenda, which are not subject to the Regulations Procedure, are set forth below:

1.
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

2.
Discussion of the auditor’s remuneration for the year ended December 31, 2016, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2016; and

3.	Discussion of the Company’s audited financial statements for the year ended December 31, 2016 and the report of the Board of Directors for such period.

The item on the agenda, which is subject to the Regulations Procedure, is set forth below:

Set forth below is a summary of the proposed resolutions that may be voted on by the Deed of Vote:

4.
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Ori Yaron, Mr. Yehuda Saban,Mr. Arie (Arik) Steinberg and Mr. Barak Pridor (the "Appointed Directors"), to approve  the compensation of several directors; to approve that these directors will continue to benefit from the Company's existing D&O insurance policy; and to approve that the directors who have indemnification and release letters will continue to benefit from the indemnification and release thereunder.

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting, unless otherwise provided in the Company’s Articles of Association, and shall serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, and notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the "Founding Israeli Shareholders"). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Security Committee. Ms. Ronen founded FireWind 01GP in 2015 and has since served as its general partner.  Ms. Ronen has also served as an advisor to Liquidnet Inc. from 2013 to 2015.  She previously served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen currently serves on the Board of Directors of Mizrahi Tefahot Bank Ltd., Fox-Wizel Ltd. and Perion Network Ltd. She also volunteers as a director of the College for Management (Michlala Le-Minhal) and Yissum Research Development Company of the Hebrew University of Jerusalem.  Ms. Ronen served on the Board of Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-Tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University and an M.B.A. from the Recanati School of Business Administration at Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968) (as amended) (the “Israeli Securities Law”) in the Company. Ms. Ronen was born on 29.11.1962; I.D No. 057972077; Citizenship: Israeli; Residing at: 13 Z' Be'heshvan Street, Ramat Hasharon.

The Appointed Directors will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the service of Mr. Barry Ben Zeev (Woolfson) and Dr. Michael Anghel as external directors (Dahatzim) of the Company.

The Company's Board of Directors has determined that the board should include at least three directors who are "accounting and financial experts" under the Israeli Companies Law and regulations promulgated thereunder. Mr. Adam Chesnoff, Dr. Michael Anghel, Mr. Barry Ben Zeev, Mr. Fred Gluckman, Ms. Osnat Ronen, Mr. Yoav Rubinstein,  Mr. Arie Steinberg and Mr. Yehuda Saban were determined by the Board of Directors to be "accounting and financial experts" under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel, Mr. Ben Zeev , Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law and Dr. Anghel, Mr. Ben Zeev  and Mr. Steinberg also qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

The Compensation Committee and Board of Directors have noted the respective personal interests (as the term "Personal Interest" is defined in the Companies Law) of the Appointed Directors and of Ms. Osnat Ronen in this matter.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM: (a) to approve the compensation of the Appointed Directors and Ms. Osnat Ronen, commencing from the close of the AGMfor their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders (the “Compensation”); (b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of their role as directors of each of the Appointed Directors and Ms. Osnat Ronen, as determined by the Compensation Committee. The Compensation Committee has determined that the reasonable expenses shall include the following expenses: taxi fare (as needed, upon submission of receipts); in case of international traveling - traveling expenses, including business class airline tickets; hotel expenses (up to a budget of $300 per night); and additional expenses (Per diem - $80, communication expenses and travel insurance) (such expenses, as may be updated by a non-significant amount by the Compensation Committee, from time to time, the “Reasonable Expenses”); and (c) to approve that the Appointed Directors and Ms. Ronen will continue to benefit from the Company's existing D&O insurance policy.

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify and to undertake in advance to indemnify directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses an Office Holder will incur, as a result of an action or inaction by them in their capacity as an office holder of the Company, as described in the Proxy Statement.

At the Extraordinary General Meeting of shareholders held on October 17, 2013, the shareholders of the Company approved the grant of a revised indemnification letter (the “Revised Indemnification Letter”) to the directors nominated by S.B. Israel Telecom Ltd. ("S.B.") and Scailex Corporation Ltd., who were serving on the Board of  Directors at that time, for serving as the Company's director, or as a director or office holder on behalf of the Company in other companies. The grant of an indemnification letter to the rest of the directors currently serving on the Board of Directors - Dr. Michael Anghel, Mr. Barry Ben Zeev, Ms. Osnat Ronen and Mr. Arie Steinberg - was approved at the Annual General Meeting held on May 8, 2012 (the "Indemnification Letter").

According to the Revised Indemnification Letter, the aggregate indemnification amount payable by the Company to all indemnified persons pursuant to all letters of indemnification issued to them by the Company on or after October 17, 2013, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount in the Revised Indemnification Letter, for any occurrence of an event set out in Schedule I to the Revised Indemnification Letter, will not exceed 25% of shareholders equity according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment (the “Maximum Indemnity Amount”).

It should be noted that the relevant factors in line with Amendment No. 20 to the Israeli Companies Law ("Amendment No. 20") were considered in this matter, as set forth in the Proxy Statement.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

The Compensation Committee and the Board of Directors of the Company have resolved that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner’s current activities, and resolved that such resolutions are in the best interest of the Company.

In addition, at the Annual General Meeting of shareholders held on September 28, 2016, approved the grant of a new indemnification and release letter (the “Indemnification and Release Letter”) to all of the directors who were serving on the Board of Directors at that time, for serving as the Company's directors, or as a director or office holder on behalf of the Company in other companies. The  Indemnification and Release Letter includes release of Office Holders from liability for breach of the duty of care towards the Company, that are serving at the date of the AGM and that will serve in the Company from time to time.

The Company's Compensation Committee and Board of Directors are of the opinion that the Indemnification and Release Letter includes an updated list of anticipated events for which it is customary to indemnify and the grant of release in advance to Office Holders of the Company from liability, entirely or partially, for damage caused and/or that will be caused to the Company, insofar as will be caused, in consequence of breach of duty of care toward the Company while acting in good faith, in their capacity as Office Holders to the extent that will be allowed at the time of the release by law. This will allow them to properly fulfil their duties while considering the entailed calculated risks and the responsibility imposed on them by law. The detailed events and the provision of release provide customary and accepted protection for the Office Holders in order to allow them the necessary latitude, in accordance with the law and to make business decisions for the benefit of the Company. However, release will not be given for a resolution or transaction in which the controlling shareholder or any office holder in the Company (including other Office Holders than the one being granted the release) has a personal interest.

This release from liability will be for amounts for which the Office Holders are not entitled to indemnification in accordance with the Company's D&O insurance policy.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

The Indemnification and Release Letter shall not cancel, derogate or constitute a waiver of any other indemnification that the Office Holder is entitled to in accordance with the provisions of any law or in accordance with any previous undertaking of the Company and/or previous agreement with the Company, insofar as the said undertaking is legally valid, and from any other resolution of the Company to grant indemnification to an Office Holder in the Company. It is clarified that the Company will not be obligated to indemnify an Office Holder for the same event, both in accordance with any previous undertaking (if and insofar as it will be valid) as well as in accordance with this Indemnification and Release Letter. In any case in which an Office Holder can be indemnified, by law, both in accordance with this Indemnification and Release Letter and a previous undertaking of the Company, the Company's Audit Committee (and insofar as the majority of its members have a Personal Interest, a special committee of two directors that do not have a Personal interest shall be formed) shall decide, subject to all legal provisions, according to which undertaking the Office Holder should be indemnified.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

It should be noted that the proposed compensation plan for the Company's directors is in accordance with the Company's Compensation Policy for Office Holders, which was approved by the shareholders at the Annual General Meeting of shareholders dated September 28, 2016 (the “Compensation Policy”) and in line with Amendment No. 20 and that the relevent factors were considered (in line with Amendment No. 20), all as detailed in the Proxy Statement dated September 14, 2017 distributed with this Deed of Vote ("Proxy Statement").

Therefore, the Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM, to approve that the directors who have an Indemnification Letter or a Revised Indemnification Letter  and have Indemnification and Release Letters (together the "Respective Indemnification and Release Letters") will continue to benefit from the indemnification thereunder and their Respective Indemnification and Release Letters will continue in full force and effect.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

Mr. Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments and as President, Chief Executive Officer and a Director of Saban Capital Acquisition Corp., a publicly listed company on NASDAQ. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; and Chairman of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff is also a member of the Board of Commissioners of MNC Ltd., an Indonesian media company. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A in economics and management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Chesnoff is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Adam Chesnoff was born on 15.11.65; I.D. No. 022113567; Citizenship: Israeli; Living in California, USA (His address for service of process is Saban Capital Group, 10100 Santa Monica blvd., LA, CA 90067).

Mr. Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors and as a member of the Security Committee on November 20, 2013. Mr. Shalev serves as a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and from 1993 to1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of “Yediot Aharonot”, and from 2000 to 2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB Group. Mr. Shalev was the co-founder of SHL Telemedicine Ltd. and still serves as a director in the company. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (Yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. in political science from Tel Aviv University. Mr. Shalev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.Mr. Elon Shalev was born on 26.7.51; I.D. No. 050705276; Citizenship: Israeli; Residing at: 70 Yeshua Ben Nun Street, Tel-Aviv.

Mr. Fred Gluckman was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Gluckman serves as the Chief Financial Officer and Executive Vice President of Saban Capital Group, Inc. (“SCG”). In this position, Mr. Gluckman is responsible for all financial, accounting, tax, HR and IT functions of the firm, and has been an active member of the firm’s investment team since joining the firm in 2003. In addition, Mr. Gluckman serves as Chief Financial Officer and Executive Vice President of Saban Capital Acquisition Corp. and is a member of the Board of Directors of Celestial Tiger Entertainment and serves on its Audit Committee. Mr. Gluckman’s experience, prior to joining SCG, includes international and domestic advisory work in the London and Southern California practices of Deloitte. Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations including on the national executive committee of the Friends of the IDF. Mr. Gluckman is a CPA and holds a B.S. in economics from Wharton Business School and studied at the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Gluckman is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Fred Gluckman was born on 18.1.71; US Passport. No. 476326003; Citizenship: American; Living in California, USA (His address for service of process is Saban Capital Group, 10100 Santa Monica blvd., LA, CA 90067).

Mr. Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Rubinstein joined SHL Telemedicine Ltd. as Senior Vice President, Head of Global Business Development in March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group, Inc. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Yoav Rubinstein was born on 7.5.73; I.D. No. 016447153; Citizenship: Israeli; Residing at: 4 Hatziporen Street, Ramat Hasharon.

Mr. Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Saban has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012, Mr. Saban served on the Board of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., DBS Satellite Services (1998) Ltd. (Yes) Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Saban is a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Arieh Saban was born in 1947; I.D. No. 064902083; Citizenship: Israeli; Residing at: 59 Kaplan Street, Herzaliya.

Mr. Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves on the Board of Directors of Israel Opportunity Energy Resources LP and as Chairman of its Compensation and Audit Committee as of June 2015. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Saban is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Yehuda Saban was born on 9.9.1978; I.D. No. 035733443; Citizenship: Israeli; Residing at: 7 Hovevei Zion Street, Tel-Aviv.

Mr. Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012 and is currently a member of the Audit Committee and the Compensation Committee. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s).Prior to that, Mr. Steinberg served as Managing Director of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. and as Chairman of the Audit Committee as well as the Chairman of the Board of Trustees of the Academic College of Tel-Aviv-Yaffo. Mr. Steinberg studied Economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Arie Steinberg was born on 28.1.1965; I.D. No. 059222661; Citizenship: Israeli; Residing at: 8 Yiftach Street, Ramat Hasharon.

Mr. (Adv.) Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron is a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in Economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company's Directors, Mr. Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Ori Yaron was born on 2.11.1965; I.D. No. 022150213; Citizenship: Israeli; Residing at: 17A Baruch Agadati Street, Tel-Aviv.

Mr. Barak Pridor was appointed to the Board of Directors of Partner in February 2016. Mr. Pridor served from 2000 until 2011 as CEO of ClearForest, a software startup that was acquired by Thomson Reuters in 2007. Following the acquisition, Mr. Pridor continued to serve as CEO of ClearForest as well as an Executive Vice President at Thomson Reuters until 2011. Mr. Pridor serves as Chairman of the Board of Directors of Applicaster Ltd. from 2015,  as a director on the Board of Directors of Playbuzz Ltd. and Beach Bum Ltd. from 2016, and as a director in Leadspace Ltd. and Sosa Tlv Ltd. from 2013. Mr. Pridor holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University and a M.B.A. from INSEAD Business School. To the best knowledge of the Company and the Company's Directors, Mr. Pridor is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Barak Pridor was born on 23.6.1965; I.D. No. 059672915; Citizenship: Israeli; Residing at: 34 Kehilat Vilna Street, Ramat Hasharon.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to re-elect Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman,  Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Arie Steinberg, Mr. Ori Yaron, Mr. Barak Pridor and Mr. Yehuda Saban, to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

RESOLVED: (A) to approve the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Ori Yaron, Mr. Barak Pridor and Mr. Yehuda Saban and; (B) to approve and ratify the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) to approve that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy;and (D) to approve that the directors listed above in clause (A) will continue to benefit from the Respective Indemnification and Release Letters which will continue in full force and effect;

RESOLVED: (A) to approve the Compensation of Ms. Osnat Ronen and Mr. Arie Steinberg; (B) to approve and ratify the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from their indemnification and release letters which will continue in full force and effect; and

RESOLVED: these resolutions are in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions

For further details in respect of the items on the AGM agenda and the complete wording of the proposed resolutions, kindly see the Proxy Statement dated September 14, 2017 distributed with this Deed of Vote.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9a.m. to 5p.m. (Israel time) following prior coordination at telephone number +972-54-7814191, until the time of the AGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for the approval of each of the items on the agenda:

The required majority for the approval of item 1 on the agenda, which is not subject to the Regulations Procedure, and of items 4(i) and 4(iii) on the agenda, which are subject to the Regulations Procedure, is the vote of the holders of a majority of the Company's Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter. No vote is required in connection with the discussion of items 2-3 on the agenda.

The required majority for the approval of item 4(ii) on the agenda, which is subject to the Regulations Procedure, is the vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 of the Israeli Companies Law, “Controlling Party”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of these items, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Notice of Disclosure of linkage (zika) and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder has a Personal Interest in the resolution, the shareholder is a Controlling Party in the Company, is a Senior Office Holder or is an Institutional Investor (as the case may be), as set in the Israeli Companies Law and Deed of Vote Regulations. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of item 4(ii)on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s Licenses. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

A Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. A Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

Following recent legislative changes, the Israeli Securities Authority has established an electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than six hours before the time fixed for the AGM.

The Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s offices no later than 4 hours prior to the time of the AGM or voted electronically as set forth above.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Hadar Vismunski-Weinberg, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly “deed of vote” or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices by the shareholders in respect of item 4 on the agenda is: October 14, 2017.

The deadline for submission of the Board of Directors’ response to Position Notices (if any) is: October 19, 2017.

Changes to the agenda and publication of Position Notices

After filing the Deed of Vote, changes to the AGM agenda may be made, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than September 21, 2017 (seven (7) days following the date of filing the attached Proxy Statement). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 28, 2017. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. Additionally, Position Notices may be published, as stated above.

The Deed of Vote (or the amended Deed of Vote, if any) and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that he is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of September 13, 2017 the amount of shares equivalent to five percent of the Company's voting rights (excluding treasury shares) is: 8,473,440 Ordinary Shares.

As of September 13, 2017, the amount of shares equivalent to five percent of the Company's voting rights (excluding treasury shares) not held by the Company's Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 5,980,300 Ordinary Shares.

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda which is subject to the Regulations Procedure (item 4), in the second part of this Deed of Vote. For the shareholder’s convenience, the shareholder’s vote regarding item 1 on the agenda, which is not subject to the Regulations Procedure, may be marked in the second part of this document. No vote is required in connection with the discussion of items 2-3 on the agenda.

Partner Communications Company Ltd.

Date: _________, 2017

Addendum

Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations (Deeds of Vote and Position Notices) 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)

The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Hadar Vismunski-Weinberg, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)

Company’s registration number: 520044314

Time of the meeting: Tuesday, September October 24, 2017 at 14:00 Israel time.

Type of meeting: Annual General Meeting

The Record Date: September 19, 2017.
Note - In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
Valid until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
      Country of organization: ___________________________________

Item No.	Subject of the Resolution	Vote[a]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[b]?

a If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

b Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

	For	Against	Abstain	Yes[c]	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.

Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2016, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2016.

This item is not subject to the Regulations Procedure.

	Irrelevant			Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2016 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
	Irrelevant			Irrelevant

c If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

		For	Against	Abstain	Yes[c] No
4)	(i)
Approval of the re-election of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman,  Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Arie Steinberg, Mr. Ori Yaron, Mr. Barak Pridor and Mr. Yehuda Saban  to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.
Irrelevant
(ii)
(A) approval of the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman,  Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Ori Yaron, Mr. Barak Pridor and Mr. Yehuda Saban; (B) approval and ratification of the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) approval that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; and (D) to approve that the directors listed above in clause (A) will continue to benefit from the Respective Indemnification and Release Letters which will continue in full force and effect;

(iii)
(A) approval of the Compensation of  Ms. Osnat Ronen and Mr. Arie Steinberg; (B) approval and ratification of the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) approval that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) approval that Ms. Osnat Ronen and Mr. Arie Steinberg who have indemnification and release letters will continue to benefit from them  which will continue in full force and effect.

Irrelevant
This item is subject to the Regulations Procedure.

Regarding the resolution on item 4(ii) why do I have a “Personal Interest” in the resolution, why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?

Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)d:

☐           Yes. I approve the declaration below.

☐           No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

 I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii) any other license granted to Partner, directly or indirectlye.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “C” to the Proxy Statement distributed with this Deed of Vote.

Signature Name (Print): ___________ Title: __________________ Date: __________________

d In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

e Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

DEED OF AUTHORIZATION

To:       Partner Communications Company Ltd. (the “Company”)

Attn:   Hadar Vismunski-Weinberg, Adv., Company Secretary

Re:      Annual General Meeting of Shareholders to be held on
Tuesday, October 24, 2017 (the "Meeting")

I, the undersigned1, _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment thereof, inter-alia, with respect to any adjournment of discussion or resolution of any of the issues detailed on the Meeting agenda, until I shall otherwise notify you.

I declare and detail in the designated space below, in connection with the resolution in item 4(ii) whether I have a “Personal Interest” in the resolutions, or whether I am a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”:4

[1]	Name of shareholder.

[2]
A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number of shares held by him.

[3]	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country in which the passport was issued.

[4]
Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 7). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

Item No.	Subject of the Resolution	Vote[5]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[6]?

5 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

6 Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

2

	For	Against	Abstain	Yes[7]	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.

Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2016, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2016.

This item is not subject to the Regulations Procedure.

	Irrelevant			Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2016 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
	Irrelevant			Irrelevant

7 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

3

For	Against	Abstain	Yes[7]	No
4)	(i)
Approval of the re-election of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Arie Steinberg, Mr. Ori Yaron, Mr. Barak Pridor and Mr. Yehuda Saban, to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

(ii)
(A) approval of the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Ori Yaron, Mr. Barak Pridor and Mr Yehuda Saban; (B) approval and ratification of the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) approval that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; and (D) to approve that the directors listed aboved in clause (A) will continue to benefit from the Respective Indemnification and Release Letters which will continue in full force and effect;

(iii)
(A) approval of the Compensation of  Ms. Osnat Ronen and Mr. Arie Steinberg; (B) approval and ratification of the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) approval that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) approval that Ms. Osnat Ronen and Mr. Arie Steinberg who have indemnification and release letters will continue to benefit from them which will continue in full force and effect
.
Irrelevant
This item is subject to the Regulations Procedure.

7 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

4

In connection with the resolution on item 4(ii) why do I have a “Personal Interest” in the resolution, or why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?
______________________________________________________________________________________________________________________________________________________
___________________________________________________________________________

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)8:

☐        Yes. I approve the declaration below.

☐        No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

   I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)9; or (ii)  any other license granted, directly or indirectly, to Partner10.

Date: _____________	__________________________ Signature Name (print):_______________ Title: _____________________

[8]
In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

[9]	A translation of sections 21-24 of the License is attached as Annex “C” to the Proxy Statement distributed with this Deed of Authorization.

[10]
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ David Mizrahi
Name: David Mizrahi
Title: Chief Financial Officer

Dated: September 14, 2017